Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SIMTEK CORPORATION

at

$2.60 Net Per Share

by

COPPER ACQUISITION CORPORATION

a wholly-owned subsidiary

of

CYPRESS SEMICONDUCTOR CORPORATION

THE OFFER AND THE WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 12, 2008, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE MERGER AGREEMENT.

The offer described in this Offer to Purchase (the “Offer”) is being made pursuant to an Agreement and Plan of Merger, dated as of August 1, 2008, by and among Cypress Semiconductor Corporation, a Delaware corporation (“Parent”), Copper Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”), and Simtek Corporation, a Delaware corporation (the “Company”) (as it may be amended from time to time, the “Merger Agreement”).

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are at a price and on terms that are in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the performance of the Transaction Support Agreements entered into by certain stockholders of the Company in favor of Parent and Purchaser, and the transactions contemplated thereby, and (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares (as defined below) to the Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the Company’s stockholders is required, adopt the Merger Agreement.

This Offer is conditioned upon, among other things, the condition that, prior to the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of shares of common stock par value $0.0001 per share (the “Shares”) of the Company, that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares of the Company with exercise prices less than the per share offer price for the Shares in the Offer that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options of the Company satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options of the Company) with exercise or conversion prices less than the per share offer price for the Shares in the Offer that are held by persons other than Parent or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer. The Offer is also subject to the satisfaction of certain other conditions as described in the Merger Agreement, including, among other conditions, (i) the obtainment or receipt of any clearances, consents, approvals, orders and authorizations of any governmental entity or that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement

(including the Offer and the Merger) on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (ii) the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement, (iii) the performance of and compliance with covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement, (iv) the absence of any material adverse change in the Company, (v) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vi) the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement. See Introduction, Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations” for more details of terms and conditions of the Offer.

Under the terms and subject to the conditions set forth in the Merger Agreement, following the consummation of the Offer and after the acceptance for payment of Shares tendered pursuant to the Offer, the Purchaser will merge with and into the Company (the “Merger”) and each Share that is not tendered and accepted for payment pursuant to the Offer will thereupon be cancelled and converted into the right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes.

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IMPORTANT

Any stockholder of the Company who holds Shares in such stockholder’s own name and desires to tender such Shares in the Offer should complete and sign the Letter of Transmittal accompanying this Offer to Purchase in accordance with the instructions therein, and deliver the Letter of Transmittal (together with the stock certificates representing all Shares to be tendered and all other required documents) to Computershare Trust Company, N.A, the depositary for the Offer (the “Depositary”), or in lieu thereof, follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Any stockholder of the Company who holds Shares in the name of a broker, dealer, commercial bank, trust company or other nominee and desires to tender such Shares in the Offer should request such broker, dealer, commercial bank, trust company or other nominee to tender Shares in the Offer on such stockholder’s behalf. Stockholders of the Company who hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee in order to tender Shares in the Offer.

Any stockholder of the Company who desires to tender Shares in the Offer, but whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Questions and requests for assistance in connection with the Offer should be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the Purchaser’s expense from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees that hold Shares.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 6 of this Offer to Purchase, but stockholders of the Company should read this entire Offer to Purchase carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

199 Water Street – 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Stockholders Call Toll Free: (800) 368-7305

August 15, 2008

-iii-

-iv-

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more detailed description of the topics discussed in this summary term sheet.

The Offer; Parties to the Offer	Copper Acquisition Corporation (the “Purchaser”) is offering (the “Offer”) to purchase and acquire all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of Simtek Corporation (the “Company”) at a price of $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”).

Cypress Semiconductor Corporation (“Parent”) and the Company are Delaware corporations. The Purchaser is a Delaware corporation and wholly-owned subsidiary of Parent. Parent formed the Purchaser for the purpose of acquiring the Company.

See Section 9 of this Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent.”

The Merger Agreement	The Purchaser is making the Offer pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of August 1, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Merger Agreement.”

Conditions to the Offer	The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

•       (i) the Minimum Condition (as defined below) has not been satisfied, (ii) any clearances, consents, approvals, orders and authorizations of any governmental entity or that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement has not been obtained or received, (iii) the representations and warranties of the Company are not true and correct in accordance with the terms of the Merger Agreement, (iv) the covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement have not been performed or complied with, (v) there exists any material adverse change in the Company, (vi) there exists any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vii) there exists any governmental orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement.

The Minimum Condition is the condition that there have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares of the Company with exercise prices less than the Offer Price that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options of the Company satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options of the Company) with exercise or conversion prices less than the Offer Price that are held by persons other than Parent or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer.

See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations.”

Expiration of the Offer	The Offer expires at 12:00 Midnight, New York City time, on Friday, September 12, 2008 unless the Purchaser extends the Offer.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Extensions of the Offer	Purchaser is required to extend the Offer:

• for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq that is applicable to the Offer; or

•       for successive ten (10) business day periods each in order to permit additional time to satisfy the condition to the Offer set forth in clause 2 of Annex I to the Merger Agreement, regarding certain required governmental approvals, in the event that such condition is not satisfied or waived as of any then scheduled expiration date of the Offer, but all of the other conditions to the Offer set forth on Annex I of the Merger Agreement (other than the condition to the Offer set forth in clause 3 of Annex I to the Merger Agreement, regarding delivery by the Company of a certificate representing satisfaction of certain conditions, and other than the condition set forth in clause 4(e)(ii) of Annex I, the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, to the extent arising out of the same group of facts and circumstances that have led to the failure of the condition to the Offer set forth in clause 2 of Annex I hereto to be satisfied) shall have been satisfied or waived on or prior to such time.

Purchaser shall, at the request of the Company or may, at its option, extend the Offer:

•       for one (1) successive ten (10) business day period in order to permit the satisfaction of the conditions of the Offer in the event that any of the conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex I to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the condition to the Offer;

•       or for one (1) or more successive extension periods of up to ten (10) business days each in order to permit the satisfaction of certain conditions to the Offer that requires the performance and compliance of covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement or that requires the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement (with the last such extension period ending not earlier than the date on which Parent would be entitled to terminate the Merger Agreement pursuant to the terms thereto on account of a breach or inaccuracy of such conditions) in the event that (A) the Minimum Condition has been satisfied, (B) there is a breach of a covenant of the Company or an inaccuracy in a representation or warranty of the Company, in either case such that one or more of such conditions discussed above regarding the performance and compliance of covenants or accuracy of representations and warranties have not been satisfied or waived as of any then scheduled expiration date of the Offer and (C) the breach or inaccuracy is capable of being cured within twenty (20) calendar days after delivery of written notice from Parent to the Company of such breach or inaccuracy; or

•       for one (1) successive ten (10) business day period in order to permit the satisfaction of the Minimum Condition in the event that all of the conditions to the Offer set forth in Annex I of the Merger Agreement, except the Minimum Condition, are satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the Minimum Condition.

Notwithstanding the foregoing, the Purchaser’s obligation and ability to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and the Merger are not consummated by November 8, 2008 and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Subsequent Offering Period	Immediately following the first time at which Purchaser accepts for payment any Shares tendered pursuant to the Offer, the Purchaser may (but shall not be required to), in its discretion, elect to provide for a “subsequent offering period” of not less than three (3) nor more than twenty (20) business days. The subsequent offering period permits the Purchaser to permit additional tenders of Shares.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Ability to Withdraw Tendered Shares	Any shares that are tendered in the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, September 12, 2008, and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after Monday, October 13, 2008.

However, if the Purchaser provides for a “subsequent offering period,” Shares that are tendered in the Offer may not be withdrawn during the subsequent offering period. In addition, any Shares that are tendered during the subsequent offering period may not be withdrawn.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

Certain Effects of the Offer; Deregistration	If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares of the Company that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares.

In addition, the Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as soon after the completion of the Offer as the requirements for such delisting and termination are met.

See Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

The Merger	If the Offer is consummated, the Purchaser accepts and pays for all Shares that are tendered in the Offer and certain other conditions are satisfied, the Purchaser will merge with and into the Company and all then outstanding Shares will be cancelled and converted into the right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes.

If, at any time after the purchase of Shares pursuant to the Offer by Purchaser, the Shares beneficially owned by Purchaser, together with any Shares beneficially owned by Parent and Parent’s other affiliates, shall collectively represent at least ninety percent (90%) of the outstanding Shares, then Parent will cause the Purchaser and the Company to consummate the Merger using the “short form” merger procedures available under the Delaware General Corporations Law (the “DGCL”).

If the Purchaser does not beneficially acquire, together with any Shares beneficially owned by Parent and Parent’s other affiliates, at least ninety percent (90%) of the outstanding Shares pursuant to the Offer, Parent, the Purchaser and the Company will not be permitted to consummate the Merger without the approval of the Company’s stockholders.

In order to facilitate the Merger, the Company has granted to Parent and Purchaser a “top-up” option to purchase Shares directly from the Company, which option is only exercisable after the Purchaser accepts any pays for all Shares that are tendered in the Offer. The purpose of the “top-up” option is to enable Parent, the Purchaser and the Company to consummate the Merger using the “short form” merger procedures available under the DGCL. Under the terms of the “top-up” option, the Parent and Purchaser each have the right to purchase from the Company (at a per share price equal to the Offer Price) the number of newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the “top-up” option, constitutes 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the “top-up” option. Notwithstanding the foregoing, (i) the “top-up” option may not be exercised by Purchaser unless, immediately after such exercise and the issuance of Shares pursuant thereto, the Shares beneficially owned by Purchaser, together with any Shares beneficially owned by Parent and Parent’s other affiliates, collectively represent at least 90% of the outstanding Shares and (ii) the “top-up” option may not be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares. The obligation of the Company to issue such shares will be subject to compliance with all applicable regulatory requirements.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for The Company” and Section 13 of this Offer to Purchase entitled “The Transaction Documents; Merger Agreement.”

Appraisal Rights	No appraisal rights will be available in connection with the Offer. If the Offer is consummated, however, appraisal rights will be available in connection with the Merger under the DGCL for those stockholders of the Company who do not tender Shares in the Offer.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

Position of the Company Board of Directors	The Board of Directors of the Company has unanimously:

•       determined that the Merger Agreement is advisable;

•       determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are in the best interests of the Company and its stockholders;

•       approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the performance of the Transaction Support Agreements entered into by certain stockholders of the Company in favor of Parent and Purchaser, and the transactions contemplated thereby; and

•       recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the Company’s stockholders is required, adopt the Merger Agreement.

See the “Introduction” to this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 13 of this Offer to Purchase entitled “The Transaction Documents” for a more complete description of the Offer and the Merger.

QUESTIONS AND ANSWERS

Copper Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Simtek Corporation, a Delaware corporation, for $2.60 per Share (or any different amount per share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, pursuant to the terms of an Agreement and Plan of Merger, dated as of August 1, 2008, by and among Cypress Semiconductor Corporation, Copper Acquisition Corporation and Simtek Corporation (as it may be amended from time to time, the “Merger Agreement”). The following are some of the questions you may have as a stockholder of Simtek Corporation in connection with the proposed Offer, and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the enclosed Letter of Transmittal.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms the “Purchaser,” “us,” “we” and “our” to refer to Copper Acquisition Corporation and, where appropriate, Cypress Semiconductor Corporation. We use the term “Parent” to refer to Cypress Semiconductor Corporation alone and the term the “Company” to refer to Simtek Corporation We use the term “Offer” to refer to the offer described in this Offer to Purchase and the term “Shares” to refer to shares of common stock of the Company that are the subject of the Offer.

Who is offering to buy my Shares?

Copper Acquisition Corporation is offering to buy your Shares. Copper Acquisition Corporation is a Delaware corporation and wholly-owned subsidiary of Cypress Semiconductor Corporation, which is also a Delaware corporation. Parent formed Copper Acquisition Corporation for the sole purpose of acquiring the Company and, accordingly, Copper Acquisition Corporation has not carried on any activities other than in connection with the potential acquisition of the Company.

See the “Introduction” to this Offer to Purchase and Section 9 of this Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent.”

How many Shares are you offering to buy?

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my Shares?

The Purchaser is offering to pay you $2.60 per Share net to you in cash without interest thereon, less any required withholding taxes.

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the enclosed Letter of Transmittal, transfer taxes on the tender of your Shares in the Offer.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders such Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $50 million to purchase all of the Shares pursuant to the Offer and the Merger (as defined below) and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Parent will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Parent expects to obtain the necessary funds from its existing cash balances. The Offer is not subject to any financing conditions or arrangements.

See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares?

No. We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the subsequent Merger.

Does the Board of Directors of the Company recommend that I tender my Shares?

Yes. The Board of Directors of the Company has unanimously:

•	determined that the Merger Agreement is advisable;

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are in the best interests of the Company and its stockholders;

•

approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the performance of the Transaction Support Agreements entered into by certain stockholders of the Company in favor of Parent and Purchaser, and the transactions contemplated thereby; and

•

recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the Company’s stockholders is required, adopt the Merger Agreement.

See the “Introduction” to this Offer to Purchase.

Is there a deadline for tendering my Shares?

You will have until 12:00 midnight, New York City time, on Friday, September 12, 2008, to tender your Shares in the Offer, unless we extend the Offer.

If you cannot deliver everything that is required to validly tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. The procedures for tendering your Shares by guaranteed delivery are described later in this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Under what circumstances would you extend the Offer?

We are required to extend the Offer beyond Friday, September 12, 2008:

•	for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or the Nasdaq that is applicable to the Offer; or

•

for successive ten (10) business day periods each in order to permit additional time to satisfy the condition to the Offer set forth in clause 2 of Annex I to the Merger Agreement, regarding certain required governmental approvals, in the event that such condition is not satisfied or waived as of any then scheduled expiration date of the Offer, but all of the other conditions to the Offer set forth on Annex I of the Merger Agreement (other than the condition to the Offer set forth in clause 3 of Annex I to the Merger Agreement, regarding delivery by the Company of a certificate representing satisfaction of certain conditions, and other than the condition set forth in clause 4(e)(ii) of Annex I, the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement, to the extent arising out of the same group of facts and circumstances that have led to the failure of the condition to the Offer set forth in clause 2 of Annex I hereto to be satisfied) shall have been satisfied or waived on or prior to such time.

We will, at the request of the Company or may, at our option, extend the Offer beyond Friday, September 12, 2008:

•

for one (1) successive ten (10) business day period in order to permit the satisfaction of the conditions of the Offer in the event that any of the conditions to the Offer, including the Minimum Condition (as defined below) and the other conditions set forth on Annex I to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the condition to the Offer; or

•

for one (1) or more successive extension periods of up to ten (10) business days each in order to permit the satisfaction of certain conditions to the Offer that requires the performance and compliance of covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement or that requires the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement (with the last such extension period ending not earlier than the date on which Parent would be entitled to terminate the Merger Agreement pursuant to the terms thereto on account of a breach or inaccuracy of such conditions) in the event that (A) the Minimum Condition has been satisfied, (B) there is a breach of a covenant of the Company or an inaccuracy in a representation or warranty of the Company, in either case such that one or more of such conditions discussed above regarding the performance and compliance of covenants or accuracy of representations and warranties have not been satisfied or waived as of any then scheduled expiration date of the Offer and (C) the breach or inaccuracy is capable of being cured within twenty (20) calendar days after delivery of written notice from Parent to the Company of such breach or inaccuracy; or

•

for one (1) successive ten (10) business day period in order to permit the satisfaction of the Minimum Condition in the event that all of the conditions to the Offer set forth in Annex I of the Merger Agreement, except the Minimum Condition, are satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the Minimum Condition.

Notwithstanding the foregoing, our obligation and ability to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and the Merger are not consummated by November 8, 2008 and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

Immediately following the first time at which Purchaser accepts for payment any Shares tendered pursuant to the Offer, the Purchaser may (but is not required to), in its discretion, elect to provide for a “subsequent offering period” of not less than three (3) nor more than twenty (20) business days. The subsequent offering period permits the Purchaser to permit additional tenders of Shares.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

The term “Minimum Condition” is described in Section 15 entitled “Conditions of Purchaser’s Obligations” of the Offer to Purchase and requires that there have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares of the Company with exercise prices less than the offer price for all Shares that are tendered in the Offer that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options of the Company satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options of the Company) with exercise or conversion prices less than the offer price for all Shares that are tendered in the Offer that are held by persons other than Parent or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

•	(1) the Minimum Condition has not been satisfied;

•

(2) any clearances, consents, approvals, orders and authorizations of any governmental entity or that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement has not been obtained or received;

•	(3) the representations and warranties of the Company are not true and correct in accordance with the terms of the Merger Agreement;

•	(4) the covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement have not been performed or complied with;

•	(5) there exists any material adverse change in the Company;

•	(6) there exists any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or have certain other negative effects; or

•	(7) there exists any governmental orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the Offer, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the broker, dealer, commercial bank, trust company or other nominee that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares for more details.

If you are unable to deliver any documents or instruments that are required to tender your Shares to the depositary for the Offer by the expiration of the Offer, you may gain some extra time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary for the Offer using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the depositary for the Offer must receive the missing items within the time period specified in the notice.

See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

May I withdraw previously tendered Shares?

You may withdraw any previously tendered Shares at any time prior to 12:00 Midnight, New York City time, on Friday, September 12, 2008 or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, you may also withdraw any previously tendered Shares at any time after Monday, October 13, 2008.

If we provide for a “subsequent offering period,” however, you will not be able to withdraw any Shares that you previously tendered in the Offer or any of the Shares that you tender during the subsequent offering period.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary for the Offer, Computershare Trust Company, N.A., while you still have the right to withdraw the Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee that tendered your Shares to arrange for the withdrawal of your Shares.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If I decide not to tender my Shares, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into the Company and all then outstanding Shares will be cancelled and converted into the right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. We use the term “Merger” in this Offer to Purchase to refer to the merger that will follow the Offer.

If the Merger is consummated, stockholders of the Company who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your shares in the Offer are that you will be paid earlier if you tender your Shares in the Offer and appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

If the Offer is consummated but the Merger is not consummated, however, the number of stockholders of the Company and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

If the Offer is consummated, will the Company remain a public company?

Following the consummation of the Offer, we will complete the Merger if and when the conditions to the Merger are satisfied. If the Merger is consummated, the Company no longer will be publicly owned. Even if the Merger is not consummated, following the consummation of the Offer:

•	there may not be a public trading market for the Shares; and

•

the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies because we intend to and will cause the Company to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended, as soon after the consummation of the Offer as the requirements for such delisting and termination are met.

See Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. You will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 31, 2008, the last full day of trading before the public announcement of the Merger Agreement, the last sale price of the Company’s common stock reported was $1.62 per share. As of July 30, 2008, the Offer Price represented a premium of approximately 52.3% over the most recent one (1) month average closing price of the Shares and a premium of approximately 36.1% over the most recent three (3) month average closing price of the Shares. On August 14, 2008, the last full day of trading before the commencement of the Offer, the closing price of the Shares reported was $2.55 per share. We encourage you to obtain a recent quotation for shares of the Company’s common stock in deciding whether to tender your shares.

See Section 6 of this Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares.”

What will happen to my Company option in the Offer and the Merger?

The vesting of each outstanding option of the Company (a “Company Option”) that was granted under a Company Option plan will accelerate in full immediately prior to the effective time of the Merger (the “Effective Time”). Each Company Option will be cancelled and extinguished and automatically converted into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Company Option multiplied by the difference between $2.60 and the exercise price per share of the cancelled Company Option, less applicable withholding taxes. Any Company Option with an exercise price that exceeds $2.60 shall be cancelled and extinguished without consideration.

Can holders of vested Company Options participate in the Offer?

The Offer is only for Shares and not for any Company Options to acquire Shares. If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with the terms of the applicable Company Option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you do not exercise your vested Company Options at the Effective Time, each vested Company Option held by you will be cancelled and extinguished and automatically converted into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Company Option multiplied by the difference between $2.60 and the exercise price per share of the cancelled Company Option, less applicable withholding taxes. Any Company Option with an exercise price that exceeds $2.60 shall be cancelled and extinguished without consideration.

What will happen to the Company’s Employee Stock Purchase Plan?

Pursuant to the terms of the Merger Agreement, the Company has agreed (i) not to permit any new offering periods under the Company’s Employee Stock Purchase Plan to be initiated after August 1, 2008, (ii) to take such actions as permitted under such plan to cause accumulated payroll deductions to be used to purchase Shares and any open offering period to terminate immediately prior to the first time at which Purchaser accepts for payment any Company Shares tendered pursuant to the Offer (the “Acceptance Time”) and (iii) to cause such plan to terminate effective on the Acceptance Time.

What will happen to my Company warrants in the Offer and the Merger?

Pursuant to the terms of the Merger Agreement, the Company has agreed to use all reasonable efforts to cause each outstanding warrant to purchase Shares that has an exercise price that is greater than the Offer Price to be terminated and cancelled prior to the Effective Time.

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

In general, a stockholder who sells shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, under current laws, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of fifteen percent (15%) under current law if the Shares were held for more than one year and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates.

See Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the Offer?

You may call Georgeson, the information agent for the Offer, at 1-800-368-7305. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Simtek Corporation:

INTRODUCTION

Copper Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Simtek Corporation, a Delaware corporation (the “Company”) at a purchase price of $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 1, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Purchaser is a corporation newly formed by Parent in connection with the potential acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of Parent. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held by the Company or any wholly owned subsidiary of the Company (or held in the treasury of the Company) or held by Parent, the Purchaser, or any other wholly owned subsidiary of Parent, which shall all automatically cease to exist) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options and other equity awards of the Company.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser or Parent will pay all charges and expenses of the Depositary and Georgeson (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the performance of the Transaction Support Agreements entered into by certain stockholders of the Company in favor of Parent and Purchaser, and the transactions contemplated thereby, and (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the Company’s stockholders is required, adopt the Merger Agreement.

The Company has advised Parent that Collins Stewart (“Collins Stewart”), the Company’s financial advisor, rendered its opinion to the Board of Directors of the Company that, as of July 31, 2008 and based upon and subject to factors and assumptions set forth therein, the $2.60 per Share in cash to be received by the holders of

Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of the written opinion of Collins Stewart, dated July 31, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, will be attached as an exhibit to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to the Company’s stockholders with this Offer to Purchase. Collins Stewart provided its opinion for the information and assistance of Board of Directors of the Company, in connection with its consideration of the transactions contemplated by the Merger Agreement. Collins Stewart’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

This Offer is conditioned upon, among other things, the condition that, prior to the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of shares of common stock par value $0.0001 per share (the “Shares”) of the Company, that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares of the Company with exercise prices less than the Offer Price that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options of the Company satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options of the Company) with exercise or conversion prices less than Offer Price that are held by persons other than Parent or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer.

The Company has represented that as of July 30, 2008 there were 16,579,886 Shares issued and outstanding, no preferred stock outstanding, 3,043,646 Shares issuable upon exercise of outstanding warrants, 954,545 Shares issuable upon conversion of debentures and 2,214,201 shares issuable upon exercise of outstanding stock options. Parent currently owns 674,082 Shares, which it acquired in a private placement in connection with a development and production arrangement between the Company and Parent. Parent also holds a Warrant to purchase 505,562 Shares at an exercise price of $7.772 per share, which exceeds the Offer Price, and additional Warrants to purchase an aggregate of 2,000,000 Shares at an exercise price of $7.50 per share, which also exceeds the Offer Price. The Transaction Support Agreement described in Section 13 entitled “The Transaction Documents; Transaction Support Agreements” of this Offer to Purchase may be deemed to constitute beneficial ownership. Parent and the Purchaser disclaim beneficial ownership of the Shares covered by the Transaction Support Agreements. Based on the foregoing, the Purchaser believes that approximately 8,798,180 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition (as defined in Section 15 entitled “Conditions of Purchaser’s Obligations” of this Offer to Purchase) to be satisfied, assuming no additional Share issuances by the Company (including pursuant to option exercises). Shares held by the Company’s directors, executive officers and stockholders who entered into Transaction Support Agreements represent, in the aggregate, approximately 14.79% of the Company’s outstanding Shares as of August 14, 2008, and these directors, officers and stockholders have agreed to tender their Shares into the Offer pursuant to Transaction Support Agreements. See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 entitled “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Friday, September 12, 2008 (the “Scheduled Expiration Date”), unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

In the Merger Agreement, the Purchaser has agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date:

•	for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq that is applicable to the Offer; or

•

for successive ten (10) business day periods each in order to permit additional time to satisfy the condition to the Offer set forth in clause 2 of Annex I to the Merger Agreement, regarding certain required governmental approvals, in the event that such condition is not satisfied or waived as of any then scheduled expiration date of the Offer, but all of the other conditions to the Offer set forth on Annex I of the Merger Agreement (other than the condition to the Offer set forth in clause 3 of Annex I to the Merger Agreement, regarding delivery by the Company of a certificate representing satisfaction of certain conditions, and other than the condition set forth in clause 4(e)(ii) of Annex I, the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement, to the extent arising out of the same group of facts and circumstances that have led to the failure of the condition to the Offer set forth in clause 2 of Annex I hereto to be satisfied) shall have been satisfied or waived on or prior to such time.

In the Merger Agreement, the Purchase has agreed that it will, at the request of the Company or may, at its option, extend the Offer beyond the Scheduled Expiration Date:

•

for one (1) successive ten (10) business day period in order to permit the satisfaction of the conditions of the Offer in the event that any of the conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex I to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the condition to the Offer; or

•

for one (1) or more successive extension periods of up to ten (10) business days each in order to permit the satisfaction of certain conditions to the Offer that requires the performance and compliance of covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement or that requires the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement (with the last such extension period ending not earlier than the date on which Parent would be entitled to terminate the Merger Agreement pursuant to the terms thereto on account of a breach or inaccuracy of such conditions) in the event that (A) the Minimum Condition has been satisfied, (B) there is a breach of a covenant of the Company or an inaccuracy in a representation or warranty of the Company, in either case such that one or more of such conditions discussed above regarding the performance and compliance of covenants or accuracy of representations and warranties have not been satisfied or waived as of any then scheduled expiration date of the Offer and (C) the breach or inaccuracy is capable of being cured within twenty

(20) calendar days after delivery of written notice from Parent to the Company of such breach or inaccuracy; or

•

for one (1) successive ten (10) business day period in order to permit the satisfaction of the Minimum Condition in the event that all of the conditions to the Offer set forth in Annex I of the Merger Agreement, except the Minimum Condition, are satisfied or waived as of any then scheduled expiration date of the Offer, after which ten (10) business day period, the Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension period of ten (10) business days each in order to permit the satisfaction of the Minimum Condition.

Notwithstanding the foregoing, the Purchaser’s obligation and ability to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and the Merger are not consummated by November 8, 2008 and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

The Purchaser also may make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of not fewer than three (3) business days nor more than twenty (20) business days immediately following the expiration of the Offer. There can be no assurance that the Purchaser will exercise this right to extend the Offer.

The Purchaser has also agreed in the Merger Agreement that, without the prior written consent of the Company, it will not (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) reduce the Offer Price, (iv) extend the expiration date of the Offer (other than pursuant to and in accordance with the terms of the Merger Agreement), (v) change the form of consideration payable in the Offer, (vi) impose any condition to the Offer in addition to the Minimum Conditions and the conditions set forth in Annex I to the Merger Agreement, or (vii) amend, modify or supplement the conditions to the Offer set forth in Annex I to the Merger Agreement so as to broaden the scope of such conditions to the Offer or otherwise in a manner that materially and adversely affects the terms or conditions on which holders of Shares may participate in the Offer.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer also is subject to other terms and conditions. See Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase. The Purchaser believes that approximately 8,798,180 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by the Company (including pursuant to option exercises).

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of governmental consents and all antitrust, competition or merger control consents in each case reasonably deemed necessary by Parent to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), or, subject to the limitations set forth in the Merger Agreement, not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the offer conditions, by giving oral or written notice of such delay or termination to the Depositary. The Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of the Purchaser under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of 5 business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The Company has provided the Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) as promptly as practical after the Expiration Date. See Section 1 entitled “Terms of the Offer” and Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase, the Depositary, nevertheless, on behalf of the Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by the Purchaser by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares nevertheless may be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i)    the tender is made by or through an Eligible Institution;

(ii)  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Stockholders who are not U.S. citizens or U.S. resident aliens should complete a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, included as part of the Letter of Transmittal, or other Form W-8 if applicable to provide the information and certification necessary to avoid backup withholding. See Instruction 8 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 entitled “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such Shares have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after August 15, 2008), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute, in his sole discretion, shall deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of the Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designees must be able to exercise full voting rights with respect to such Shares.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after Monday, October 13, 2008; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, the Purchaser must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material U. S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or are exchanged for cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations, such as insurance companies, tax-exempt organizations or non-U.S. persons, or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any other aspect of U.S. federal taxation or any aspect of state, local or foreign taxation.

The material U.S. federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of U.S. federal, state, local, foreign and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts (if any) that are or are deemed to be interest for federal income tax purposes, which will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, under current laws, capital gains recognized by an individual will be subject to (a) a maximum United States federal income tax rate of fifteen percent (15%) if the Shares were held for more than one year, and (b) ordinary income tax rates if held for one year or less. Capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a twenty-eight percent (28%) rate. See Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Corporations are not subject to backup withholding. Each stockholder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Each non-corporate stockholder should complete and submit the Substitute Form W-9 included in the Letter of Transmittal. Persons not eligible to complete a Form W-9 (i.e., Stockholders who are not U.S. persons) should complete the Form W-8BEN included in the Letter of Transmittal (or other Form W-8, if applicable) in order to avoid backup withholding.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the NASDAQ Capital Market (“Nasdaq”) under the symbol “SMTK.” The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported on published financial sources (and with respect to certain periods, as adjusted to reflect the Company’s 10 for 1 reverse stock split completed on October 4, 2006).

	High	Low
Year Ended December 31, 2006:
First Quarter	$4.00	$2.30
Second Quarter	3.90	2.60
Third Quarter	6.10	2.60
Fourth Quarter	6.50	5.40
Year Ending December 31, 2007:
First Quarter	$6.71	$4.60
Second Quarter	5.79	5.01
Third Quarter	5.32	3.69
Fourth Quarter	4.32	2.00
Year Ended December 31, 2008:
First Quarter	$3.95	$1.75
Second Quarter	2.90	1.37
July 1- August 14	2.55	1.62

On July 31, 2008, the last full day of trading before the public announcement by the Company of its execution of an agreement with Parent and the Purchaser to acquire the Company at a price of $2.60 per share, the last sale price of the Company’s common stock reported was $1.62 per share. As of July 30, 2008, the Offer Price represented a 52.3% premium over the Company’s most recent one (1) month average closing price and a premium of approximately 36.1% over the most recent three (3) month average closing price of the Shares. On August 14, 2008, the last full day of trading before the commencement of the Offer, the closing price of the Company’s common stock reported was $2.55 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

The Company has never declared or paid any cash dividends on its common stock. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than the Purchaser.

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the Nasdaq Capital Market standards for continued listing. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, the number of publicly held Shares were less than 500,000, the aggregate market value of the publicly held Shares were less than $1,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent (10%) stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Parent nor the Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

General. The Company is a Delaware corporation initially incorporated in Colorado in 1987 and reincorporated in Delaware in 2006. Its principal executive offices are located at 4250 Buckingham Drive, Suite 100, Colorado Springs, Colorado 80907, and the telephone number of the Company is (719) 531-9444. The Company designs and markets “NV + fast SRAM” non-volatile semiconductor memory products for use in a variety of systems including RAID servers, storage arrays, GPS navigational systems, industrial controllers, robotics, copiers, avionics, metering, consumer, UPS, and networking and broadcast equipment.

Financial Forecasts.

The Company’s management has informed Parent and the Purchaser that they do not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and they are especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Parent, the Company provided Parent certain non-public internal financial forecasts regarding its anticipated future operations. A summary of these internal financial forecasts is provided below.

Projected Financial Information

	Fiscal Year Ended September 30 (In thousands)
	2008	2009	2010
Revenue	$33,015	$42,800	$61,800
EBIT	(6,874)	(959)	7,385

Although Parent was provided with projections, Parent and Purchaser did not rely on these projections in deciding whether to enter into the Merger Agreement. The Company has advised Parent and the Purchaser that the internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company has further advised Parent and the Purchaser that the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants and that the financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent.

All projections are forward-looking statements. These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. The Company has advised Parent and Purchaser that important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to, the Company’s access to sufficient capital to finance its ongoing operations; the success and growth of the Company’s products; competition and other risks associated with the market for the Company’s products; the Company’s ability to develop and introduce new products; the Company’s ability to achieve and maintain market acceptance of new products; the Company’s ability to attract and retain key personnel; the Company’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; the Company’s ability to manage its growth; the Company’s ability to successfully maintain effective internal controls; and other risks detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 25, 2008. In addition, the Company has advised Parent that the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company’s management made the financial forecasts necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, neither the Company nor Parent can give assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Offer to Purchase should not be regarded as an indication that any of the Company, Parent or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Parent or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of Parent, nor, to the knowledge of Parent, the Company, intends to make publicly available any update or other revisions to these internal financial forecasts. None of Parent or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 29, 2008 and distributed to the Company’s stockholders. Such information also will be available in the Schedule 14D-9, which has been filed by the Company with the SEC in connection with the Offer and is being mailed to stockholders of the Company with this Offer to Purchase. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning the Purchaser and Parent.

The Purchaser is a Delaware corporation incorporated on July 30, 2008, with principal executive offices at 198 Champion Court, San Jose, California 95134. The telephone number of its principal executive offices is (408) 943-2600. To date, the Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Purchaser is a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation incorporated in December 1982 in California and reincorporated in Delaware in 1987. Parent’s principal executive offices are located at 198 Champion Court, San Jose, California 95134. The telephone number of Parent’s principal executive offices is (408) 943-2600. Parent designs, develops, manufactures and markets a broad line of high-performance digital and mixed-signal integrated circuits for a broad range of markets including networking, wireless infrastructure and handsets, computation, consumer, automotive, and industrial.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of the Purchaser and Parent and certain other information are set forth on Annex I hereto.

Except as set forth below and in Section 13 entitled “The Transaction Documents; Transaction Support Agreements” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Parent and the Purchaser and, to the knowledge of Parent and the Purchaser, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Parent, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, the Purchaser and, to the knowledge of Parent and the Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent, the Purchaser and, to the knowledge of Parent and the Purchaser, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, the Purchaser, their subsidiaries or, to knowledge of Parent and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

On May 4, 2005, the Company entered into a Development and Production Agreement with Parent (the “Development and Production Agreement”) to cooperate in developing a semiconductor process module that combines the Company’s nonvolatile technology with Parent’s advanced 0.13-micron complementary metal-oxide semiconductor fabrication line. In connection with this transaction, the parties also entered into an Escrow Agreement with U.S. Bank, National Association, dated May 4, 2005, pursuant to which the Company deposited $3 million into an escrow account in order to support and make certain payments under the Development and Production Agreement. As of December 31, 2007, $991,000 remained in the escrow account. Parent also acquired 674,082 shares of common stock of the Company pursuant to the Stock Purchase Agreement, dated May 4, 2005 (the “Stock Purchase Agreement”), in a private placement for an aggregate purchase price of $4,000,000 and on May 5, 2005, was issued a Warrant to purchase 505,562 shares of the Company’s common stock at $7.772 per share (the “2005 Warrant”).

On March 24, 2006, the Company entered into a License and Development Agreement with Parent (the “License and Development Agreement”) pursuant to which, among other things, Parent agreed to license certain intellectual property from the Company to develop and manufacture standard, custom and embedded non-volatile static random access memory products in exchange for paying the Company $4,000,000 in non-refundable pre-paid royalties, which was all paid in 2006. In addition, the Company licensed rights to use certain intellectual property from Parent for use in the Company’s products. As part of the License and Development Agreement, upon receipt of the prepaid royalty amounts, the Company issued to Parent warrants to purchase 2,000,000 shares of the Company’s common stock at $7.50 per share, of which Warrants to purchase 1,000,000 shares of Common Stock were issued on March 24, 2006, Warrants to purchase 500,000 shares of Common Stock were issued on June 30, 2006 and Warrants to purchase 500,000 shares of Common Stock were issued on December 18, 2006 (collectively the “2006 Warrants,” and together with the 2005 Warrant, the “Warrants”). The Warrants have a ten year term and as of the date of this filing, all of the warrants have an exercise price above the Offer Price.

The Company and Parent are parties to an Amended and Restated Registration Rights Agreement, dated March 24, 2006, with respect to the shares issued under the Share Purchase Agreement and the shares issuable upon exercise of the Warrants.

The Company and Parent entered into a nondisclosure agreement dated February 4, 2008 to facilitate the mutual sharing of information in connection with the evaluation and negotiation of the transactions contemplated by the Merger Agreement.

On April 9, 2008, Parent delivered a Letter to the Company indicating an offer to acquire all of the outstanding shares of the common stock of the Company not currently owned by Parent for a cash purchase price of $2.20 per Share on a fully diluted basis, subject to completion of business, financial, and legal due diligence as well as other customary conditions to closing. See Section 11 entitled “Background of Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase.

In connection with the Merger Agreement, certain directors and executive officers of the Company, as well as certain stockholders of the Company, entered into Transaction Support Agreements with Parent and Purchaser, pursuant to which such stockholders agreed, among other things, to tender their Shares in the Offer no later than five business days prior to the initial expiration date of the Offer and, if necessary, to vote their Shares in favor of adoption of the Merger Agreement. See Section 13 entitled “The Transaction Documents; Transaction Support Agreements” of this Offer to Purchase.

In order to induce Parent and Purchaser to enter into the Merger Agreement, Harold Blomquist, the President and Chief Executive Officer of the Company, entered into a non-competition agreement with Parent, dated July 30, 2008 (the “Non-Competition Agreement”), that prohibits him from engaging in certain forms of competitive activity in the semiconductor memory industry for a period of 24 months following the closing of the Merger. The Non-Competition Agreement is contingent on the consummation of the Merger.

The foregoing summaries are qualified in their entirety by reference to such documents, which are incorporated herein by reference and copies of which are filed as exhibits to the Schedule TO that Parent and Purchaser have filed with the SEC. Such documents may be examined and copies may be obtained in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

Additional Information. Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and certain of its officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

10.	Source and Amount of Funds.

The Offer is not subject to any financing conditions or arrangements. Parent and the Purchaser estimate that the Purchaser will need approximately $50 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Parent will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Parent expects to obtain the necessary funds from its existing cash balances.

11.	Background of Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Parent, the Purchaser or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussion in which Parent or its affiliates or representatives did not participate.

The information set forth below regarding the Company has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

Parent’s board of directors regularly considers strategic alternatives concerning the future growth and direction of its business. These strategic alternatives have included potential strategic transactions in the semiconductor industry.

Parent and the Company have an existing commercial relationship pursuant to which Parent and the Company have been engaged in a joint development arrangement since May 2005, to develop sonos-based nvSRAM technology on Parent’s 130nm S8 technology as described in Section 9 entitled “Certain Information Concerning Purchaser and Parent” of this Offer to Purchase. In connection with this joint development relationship, Parent purchased 674,082 Shares and Parent also acquired a warrant giving Parent the right to acquire an additional 505,562 Shares at an exercise price of $7.772 per share, which Parent reported on a Statement of Beneficial Ownership on Schedule 13D filed with the SEC on May 15, 2005. In March 2006, Parent and the Company entered into a licensing arrangement pursuant to which Parent agreed to license certain intellectual property from the Company to develop and manufacture standard, custom and embedded nvSRAM products as described in Section 9 entitled “Certain Information Concerning Purchaser and Parent” of this Offer to Purchase. In connection with this licensing arrangement, Parent acquired additional warrants to purchase 2,000,000 shares of Common Stock of the Company at an exercise price of $7.50 per share. As of the date of this filing, Parent held 674,082 Shares, representing approximately 4.06% of the issued and outstanding Shares on July 30, 2008. As of July 30, 2008, in accordance with Rule 13d-3(d)(i) under the Exchange Act, Parent was also deemed to beneficially own 2,505,562 Shares issuable upon exercise of warrants to purchase Shares. As of the date of this filing, all of the warrants to purchase Shares held by Parent have an exercise above the Offer Price.

Throughout Parent’s periodic monitoring and assessment of its investment in the Company, Parent considered and assessed, among other things, relevant business developments, competitive and strategic matters and prevailing industry and market conditions, the value and price of the common stock of the Company, the financial condition, operations, prospects, capital structure and management of the Company, and other factors which Parent, in its sole determination, believed may create the opportunity and/or desirability to alter the relationship between Parent and the Company. Prior to February 2008, no formal meeting or joint activities regarding a transaction had taken place. However, on the basis of Parent’s periodic assessments and other considerations, on February 4, 2008, Parent’s Board of Directors authorized management to pursue a potential acquisition of the Company or substantially all of its outstanding equity securities and on that same day, Ahmad R. Chatila, Parent’s Executive Vice President in charge of the Memory and Imaging Division of Parent, contacted Harold Blomquist, President and Chief Executive Officer of the Company, by telephone to inform him of Parent’s desire to explore a possible acquisition of the Company by Parent.

At a special meeting on February 5, 2008, the Company’s board of directors (the “Company Board”) discussed via teleconference the indication of interest from Parent. The Company Board, with input from Holme Roberts & Owen LLP, counsel to the Company (“HRO”), discussed the legal and fiduciary duties of the

Company Board with respect to a potential transaction with Parent or another third party. The Company Board considered the advisability of engaging an outside financial advisor and also discussed the Company’s existing anti-takeover devices, which include 200,000 shares of blank check preferred stock, an opt-in to Section 203 of the Delaware General Corporation Law (the “DGCL”), limited stockholder power to call special meetings under the Company Bylaws, inability of stockholders to take action by majority written consent and change of control agreements with certain key employees. The Company Board also discussed the advisability of adopting additional anti-takeover devices. In addition, the Company Board reviewed and discussed the Company’s business plan and prospects as well as any potential conflicts of interest as a result of a potential transaction with Parent or another third party. The Company Board had engaged the investment bank Pagemill Partners, LLC (“Pagemill”) in the past and authorized the engagement of Pagemill as financial advisor to assist with an exploration of the Company’s strategic alternatives. The Company Board reaffirmed that each of the directors, other than Mr. Blomquist, was disinterested for such purposes.

On February 6, 2008, Parent filed an amendment to its Statement of Beneficial Ownership on Schedule 13D with the SEC reflecting the February 4 communications between Parent and the Company. The Company issued a press release on February 8, 2008, commenting on the Schedule 13D/A and stated that the Company was not currently contemplating selling but in response to Parent’s actions would consider all strategic alternatives available to the Company.

On February 11, 2008, Mr. Chatila discussed Parent’s indication of interest with Mr. Blomquist, as well as the synergies and other values perceived by Parent in acquiring the Company, the market and general liquidity of the Company’s stock as well as the value of AgigA Tech, Inc., the Company’s majority-owned subsidiary (“AgigA”). Mr. Chatila communicated that the appropriate value of the Company was the market value of the Company’s stock prior to Parent’s February 6, 2008 Schedule 13D/A filing, which was approximately $1.86 per Share. Messrs. Chatila and Blomquist further discussed the value of the Company, including the impact on such value of Parent’s announcement and the value contributed to the Company by AgigA. Mr. Blomquist indicated that they were at an apparent impasse as to any potential transaction because of the value ascribed to the Company by Parent.

At a special meeting of the Company Board on February 13, 2008, Nels Nelsen, of Pagemill, the Company Board, and representatives of HRO, discussed a number of methods for maximizing stockholder value, including a potential transaction with Parent or other companies. Pagemill also discussed the current state of the semiconductor industry and purchase price multiples for comparable companies. The Company Board reviewed presentations from Pagemill regarding the general merger and acquisition environment, potential strategic and financial buyers that might be interested in an acquisition of the Company, and companies that the Company might be interested in acquiring. The Company Board again discussed its legal and fiduciary obligations. The Company Board determined that Robert Pearson, as Chairman of the Board, would lead any negotiations with Parent or any other third-party on behalf of the independent directors with the assistance of management. Following these discussions, the Company Board authorized the Company’s management and advisors to commence preparations for a formal process to explore strategic alternatives and to begin contacting other potential acquirors. Following this meeting, the Company’s management and advisors began working on informational materials with respect to the Company and began collecting documents for due diligence purposes.

On February 21, 2008, Pashupathy Gopalan, Vice President of Strategic Marketing and Business Development of Parent, and Mr. Nelsen had a telephonic discussion concerning the terms of Parent’s indication of interest. Mr. Gopalan indicated that if the parties could agree on a price, Parent would be prepared to move forward quickly. Mr. Nelsen indicated that he would report this information to the Company Board and requested that Parent sign a standstill agreement, which Parent declined to execute.

Commencing on February 26, 2008, Pagemill contacted approximately twenty parties that they believed, after consultation with and approval from the Company’s management, might be interested in pursuing a strategic transaction with the Company. Pagemill informed such parties that the Company was commencing a process to explore strategic alternatives and invited such parties to participate in the process. Thereafter, the Company provided information about the Company to interested parties.

During February 2008, through various telephone conversations, representatives of the Company and Mr. Chatila discussed Parent’s interest in potentially acquiring the Company. Mr. Chatila indicated that Parent was not willing to acquire the Company for a purchase price more than the market capitalization of the Company immediately prior to its February 6, 2008 Schedule 13D/A filing.

During late February 2008, Mr. Blomquist and Brian Alleman, Chief Financial Officer of the Company, proceeded to conduct preliminary discussions with one potential acquirer (“Company A”).

On February 26, 2008, Messrs. Blomquist, Pearson, Alleman, Nelsen, and a representative from HRO spoke by telephone concerning strategic alternatives. They first discussed the advantages and disadvantages of selling the Company without its interest in AgigA and the possibility of spinning off AgigA to the Company’s existing stockholders. Mr. Blomquist reported that he and Mr. Alleman had conducted preliminary discussions with Company A who remained interested. Mr. Nelsen was directed to further evaluate Company A’s interest. They also discussed the status of conversations with Parent.

On February 28, 2008, the Company Board met by telephone and discussed strategic alternatives and the Company Board’s fiduciary duties and Parent’s view of the appropriate method of valuing the Company in a potential transaction. A representative from HRO participated in the call. After discussion, the Company Board determined to reject Parent’s indication of interest, based in significant part on Parent’s failure to attribute a premium on the Company’s stock price.

During late February, Pagemill contacted Company B (“Company B”). Company B indicated interest in learning more about the Company and Pagemill sent an information memorandum on March 3, 2008. Following review of the information memorandum, Company B requested a detailed discussion with management via conference call. Prior to such call, the parties entered into a nondisclosure agreement. On March 18, 2008, the Company’s management participated in a conference call with Company B. Company B declined further discussions on March 25, 2008, citing lack of strong strategic fit necessary to further consider a strategic transaction.

At a special meeting of the Company Board on March 4, 2008, Mr. Pearson provided the other Company directors and the Company’s outside advisors, Pagemill and HRO, with an update concerning the conversations that he and Mr. Blomquist had with representatives of Parent as to a potential transaction with Parent. The Company Board discussed those conversations as well as previous discussions between Messrs. Nelsen and Gopalan. The Company Board discussed the input of management and the Company’s outside advisors concerning the value of the Company compared to the Company’s market capitalization, both prior to and following Parent’s February 6, 2008 Schedule 13D/A filing. The Company Board also discussed the overall negotiation dynamics with Parent. The Company Board discussed the best strategy for obtaining the highest possible purchase price for the Company. Mr. Blomquist reported that Mr. Chatila had indicated that Parent had not ascribed any significant value to AgigA. The Company Board determined that the Company’s negotiating team should explain to Parent the business proposition and technology being pursued by AgigA and AgigA’s contribution to the Company’s overall valuation and should also reiterate the request that Parent propose a purchase price for the Company at a premium to the market capitalization of the Company.

On March 26, 2008, a representative of another potential acquirer (“Company C”) contacted the Company management to discuss the possibility of acquiring the Company after noting news about Parent’s interest and Pagemill’s involvement in assessing strategic alternatives. Pagemill contacted Company C and, after a confidentiality agreement was executed between the Company and Company C, Pagemill delivered an information memorandum to Company C.

In early March 2008, Messrs. Chatila and Blomquist had several telephonic discussions to plan and schedule a meeting between representatives of Parent and the Company.

At a regularly scheduled meeting of the Company Board on March 11, 2008, Mr. Blomquist invited Mr. Chatila to meet with the management and directors of the Company with respect to a potential transaction and also extended Mr. Chatila an invitation to meet with the Company’s independent directors. Such proposed meetings with Mr. Chatila and the management and directors of the Company and with the Company’s independent directors never occurred. The Company Board discussed strategic considerations with respect to negotiating with Parent and its representatives. The Company Board also discussed various strategic alternatives for the Company and reviewed the Company’s 2007 financial performance and 2008 operating plan, as well as the current competitive landscape, including competition from Parent. In connection with the upcoming scheduled meeting between representatives of Parent and the representatives of the Company and at the direction of the independent directors, Mr. Alleman and Pagemill reviewed the value proposition to Parent (including as a result of certain synergies) of effecting a transaction with the Company.

Following several discussions between Pagemill and representatives of another potential acquirer (“Company D”), on March 13, 2008, Mr. Blomquist met a representative of Company D, to discuss a possible acquisition of the Company by or business combination with Company D. Mr. Blomquist reported that discussions with the representative of Company D had not been encouraging.

On March 14, 2008, Mr. Pearson and the Company’s management met with Messrs. Rodgers and Chatila to discuss the potential transaction and the Company’s strategic fit with Parent. After the discussion, Mr. Rodgers indicated a potential interest in acquiring all of the Company, including its AgigA interest, and requested a detailed business plan for AgigA as well as additional financial information. The information was subsequently delivered to Parent on March 21, 2008. A representative of Pagemill followed up with a call to Mr. Gopalan on March 27, 2008 to answer questions.

Following several conversations between Pagemill and an investment banker for Company A discussing potential Company A interest in a transaction, a representative of the investment bank contacted Pagemill and indicated that Company A was interested in meeting with the Company management. On March 31, 2008, Mr. Blomquist had a telephone conference with representatives of Company A, to discuss a possible acquisition of the Company by, or business combination with, Company A. Over the next several weeks and months, Pagemill and the Company management placed multiple telephone calls and sent multiple emails to Company A, but received no response and Company A indicated no further interest in pursuing a transaction.

On April 9, 2008, Parent delivered a letter (the “Cypress Offer Letter”) to the Company indicating an offer to acquire all of the outstanding shares of the common stock of the Company not currently owned by Parent for a cash purchase price of $2.20 per Share on a fully diluted basis, subject to completion of business, financial, and legal due diligence as well as other customary conditions to closing.

At a telephonic meeting of the Company Board on April 10, 2008, Messrs. Blomquist, Hillyard, Pearson, and Stein discussed the acquisition transaction proposed by Parent. Also present were Messrs. Alleman and a representative of HRO and representatives of Cooley Godward & Kronish LLP (“CGK”), special outside counsel to the Company Board. A representative of CGK provided an overview of legal and financing issues to be considered by the Company Board incident to the acquisition transaction proposed by Parent. The Company Board discussed the Cypress Offer Letter and its implications and debated various courses of action. Thereafter, Mr. Nelsen and two other representatives from Pagemill joined the call. Mr. Pearson noted that the Company Board had been fully briefed on all material developments regarding the Cypress Offer Letter and asked Pagemill to provide its perspective on the Cypress Offer Letter and the valuation for the Company proffered by Parent. Mr. Nelsen updated the Company Board on his conversations with Parent and the related strategy. He also discussed the valuation in the Cypress Offer Letter relative to the Company’s current trading price (which was approximately $2.62 on April 9, 2008), the Company’s stock price volatility and reviewed price changes that followed the previous announcement by Parent. He also updated the Company Board regarding discussions with the other potentially interested parties. Thereafter, the Company Board and the advisors to the Company Board engaged in an extensive discussion regarding the costs and benefits of various courses of action. The Company Board unanimously voted to reject the valuation and proposal made by Parent (with Mr. Blomquist abstaining from the vote). The Company Board also authorized management to issue a press release in response to an anticipated amendment to Schedule 13D to be filed by Parent.

On April 11, 2008, Parent filed a second amendment to Schedule 13D disclosing the terms of the Cypress Offer Letter and the potential acquisition of the Company by Parent. The Company issued a press release the same day confirming that it had received and rejected the offer from Parent. The Company’s press release noted the Company’s position that the proposal undervalued the Company, and that a sale of the Company on the terms set forth in the proposal would not be in the best interests of the Company’s stockholders

On April 14, 2008, the Company met with representatives of Company C at the Company’s headquarters in Colorado Springs. The parties participated in a discussion regarding the business, technology and potential synergy between Company C’s existing business and the Company. Following such meeting, Company C reiterated that it was interested in further discussions regarding a potential transaction and requested a follow-up meeting.

On April 22, 2008, a follow-up meeting was held between the Company and Company C at the Company’s headquarters in Colorado Springs. The main topics of the parties’ discussion were the Company’s financials, the market opportunity and the technology architecture. Company C reiterated that it was interested in further discussions regarding a potential transaction and suggested the next step was an internal management review. On May 2, 2008, Mr. Blomquist met with a representative of Company C to discuss technology matters.

Between May 5, 2008, and May 9, 2008, Mr. Pearson had several telephone conversations with Mr. Blomquist on the status of discussions with Parent and Parent’s negotiating position. Following further internal telephone conversations between Mr. Pearson and various members of management in mid May, 2008, Mr. Blomquist indicated to Mr. Pearson that Parent appeared serious about continuing negotiations.

On May 15, 2008, representatives of the Company and Company C discussed Company C’s concerns surrounding a potential transaction with the Company. The outcome of the discussion was unfavorable. On May 22, 2008, Mr. Nelsen reported to Mr. Pearson that he had conducted a meeting with Mr. Blomquist and representatives of Company C concerning a potential acquisition transaction. Pagemill contacted Company C on May 27, 2008 to further discuss the concerns raised previously and received from Company C a detailed outline of the concerns that would need to be addressed before the process would move forward.

On June 3, 2008, Messrs. Pearson and Blomquist had a telephone conversation with Mr. Chatila and asked whether Parent was prepared to go above the proposed price of $2.20 per Share reflected in the Cypress Offer Letter. Mr. Chatila indicated that Parent was open to further discussions on the issue of price.

Shortly thereafter, in early June 2008, Messrs. Chatila, Blomquist, and Alleman discussed Parent’s valuation proposal, including the relative value Parent had attributed to AgigA. Parent indicated that it considered AgigA to be an early-stage venture and its value to be included in Parent’s proposed value of the Company. After further discussions and negotiations, Parent indicated that, subject to continued due diligence, Parent would be willing to continue discussions with a tentative price of $2.54 per Share. Mr. Blomquist indicated that there was still a substantial gap in valuation expectations and the parties discussed the possibility of using contingent value rights to bridge the valuation gap, which was ultimately rejected by Parent. Messrs. Blomquist and Alleman subsequently reported the results of the discussion to Mr. Pearson, who instructed them to continue to push Parent on its valuation of the Company and maintain the parallel discussions with Company C. In addition, Mr. Pearson asked management to prepare a projection to 2011 to determine whether the Company would have sufficient cash flow to allow it to take AgigA’s products to market and reap the perceived rewards of doing so.

At a special meeting on June 11, 2008, the Company Board reviewed Parent’s tentative and qualified proposal of $2.54 per Share in the aggregate in light of recent changes in the market and the Company’s industry, as well as the management projections prepared regarding AgigA. The Company Board determined that there were significant impediments to getting AgigA’s products to market and that, in order to maximize stockholder value, there might not be any viable alternative to selling the Company. The Board approved a counteroffer at $2.99-3.00 per Share.

On June 12, 2008, Messrs. Blomquist and Nelsen relayed to Mr. Chatila that the Company’s board of directors proposed a counteroffer at $2.99-3.00 per Share. In the ensuing negotiation, Mr. Chatila indicated that Parent might be willing to move forward with discussions at $2.75 per Share, noting that the price and other terms would remain subject to continued diligence.

Also on June 12, 2008, the Company met with Company C’s key technical officer at Company C’s headquarters to address the concerns raised previously. The ensuing discussion did not satisfactorily resolve all of Company C’s outstanding concerns. After such meeting, Company C reported that it had decided not to pursue a transaction with the Company, citing the technical barriers to entry, gross margin profile and Parent relationship as impediments to a transaction.

At a special meeting on June 13, 2008, the independent directors, a representative from HRO and Mr. Nelsen, discussed via teleconference the current proposal from Parent and other strategic alternatives. Mr. Pearson reiterated the history of the negotiations with all parties to date and the independent directors determined that a wait-and-hold strategy on AgigA was not prudent given the volatile state of the current and projected market for semiconductors.

On June 13, 2008, Mr. Blomquist telephoned Mr. Chatila to advise him that, subject to the receipt of a fairness opinion and further consultation with the Company’s advisors, the Company Board provisionally agreed to approve and recommend an acquisition at a proposed cash purchase price of $2.76 per Share. Mr. Blomquist stated that the Company was prepared to move expeditiously on those terms and that the Company’s outside counsel would prepare the initial drafts of the transaction documents. A representative of Parent indicated that Parent would continue discussions, but the price and other terms would remain subject to continued legal, financial and business due diligence.

On June 15, 2008, the Company engaged Collins Stewart LLC (“Collins Stewart”) to provide an opinion to the Company Board, as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received by the stockholders in connection with a possible sale of, or business combination involving, the Company. In addition, Mr. Blomquist corresponded with Mr. Chatila by email to discuss how Parent intended to treat in-the-money options and other employee retention issues.

Over the next several weeks, the parties continued to have close contact and representatives of HRO and CGK and Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), legal counsel to Parent, exchanged and negotiated the terms of the proposed merger agreement and discussed due diligence and bid process matters.

On July 17, 2008, Mr. Alleman and Brad Buss, Chief Financial Officer for Parent, spoke by telephone about the status of the potential transaction, including the results of Parent’s continuing due diligence investigation and issues surrounding transaction. No price details were discussed. Mr. Alleman conveyed the Company’s belief that the acquisition would be accretive in nature and that the Parent diligence team had over estimated transaction and post-closing transition costs.

On July 18, 2008, Messrs. Alleman and Buss had another telephone conference, during which Mr. Buss indicated that based on the results of its due diligence investigation to date, which was still ongoing, Parent thought the price per Share at which it would be willing to move forward was approximately $2.50 to $2.55.

Mr. Alleman reported that he was not empowered to negotiate, but that he suspected that the Company Board would require a higher price to enter into a definitive agreement.

Mr. Blomquist had a series of telephone conversations with Mr. Chatila on July 18, 2008, July 21, 2008 and July 22, 2008 during which Messrs. Blomquist and Chatila discussed the various contingencies to finalizing an acquisition, as well as the development of discussions at Parent related to the revised offer price range. Mr. Blomquist regularly reported to Mr. Pearson on the outcome of these conversations.

On July 28, 2008, Parent submitted a verbal offer to acquire the Company at $2.60 per Share in cash, subject to finalizing the terms of the definitive agreement. At a meeting on July 28, 2008, the Company Board discussed Parent’s offer and the reasons for the decrease in the offer price, including unexpected costs discovered by Parent to the acquisition. These costs, Mr. Blomquist explained, included costs for real estate leases, software tools, change of control severance payments for executive officers, potential repayment of subsidies provided to Simtek GmbH, legal fees and banker’s fees. Mr. Blomquist recounted the hypothetical offer prices that had been suggested by Parent during the due diligence process and management’s responses to such prices from Parent. Mr. Blomquist discussed the remaining contingencies that Parent had placed on its verbal offer price of $2.60 per share. The Company Board discussed whether the Company should attempt to negotiate a higher price. Mr. Nelsen of Pagemill indicated that based on the circumstances, the previous negotiations with Parent, and the alternatives, he recommended accepting the $2.60 per Share offer as the best available option. Mr. Nelsen also indicated that given the premium to the Company’s stock price, he believed that the Company would likely be in a good position to obtain a favorable fairness opinion. The Company Board decided to continue to move forward, but wait until it had received Collins Stewart’s opinion on fairness before making a final decision with regard to the offer.

Negotiations on the terms of the Merger Agreement continued through the next day. The Company Board reconvened on July 31, 2008, to review Parent’s offer of $2.60 per Share. Representatives from Pagemill, Collins Stewart and HRO were also present. A representative of Collins Stewart presented to the Company Board its analysis and opinion with regard to the fairness of the proposed acquisition, including the proposed purchase price of $2.60 per Share, in cash, and provided its oral opinion, later confirmed in writing, to the effect that, as of July 31, 2008, and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the proposed acquisition at $2.60 per Share in cash is fair from a financial point of view to such holders. Following these reviews and discussions, the Company Board unanimously approved the proposed merger agreement and the transactions contemplated thereby.

On August 1, 2008, Parent’s Board was updated on the proposed transaction and affirmed its previous authorization to complete the proposed transaction.

The Merger Agreement was finalized and executed by the parties thereto on August 1, 2008. The transaction was publicly announced at approximately 4:15 p.m. Eastern time on August 1, 2008.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for the Purchaser to acquire all Shares not purchased pursuant to the Offer. If the conditions to the Offer and Merger are satisfied or waived pursuant to the terms of the Merger Agreement, Purchaser and Parent shall, subject to certain terms and conditions of the Merger Agreement, consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the

Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause the Company’s Board of Directors to set the record date for the stockholder approval for a date as promptly as practicable following the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meeting. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its Board of Directors, has further agreed that, if a stockholders’ meeting is convened, the Company’s Board of Directors shall recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Parent and the Purchaser and by any of Parent’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. See Section 13 of this Offer to Purchase entitled “Transaction Documents.”

Short-form Merger. Under the DGCL, if the Purchaser acquires, pursuant to the Offer, at least ninety percent (90%) of the outstanding Shares (the “Short Form Threshold”), the Purchaser will be able to consummate the Merger without a vote of the Company’s stockholders. In such event, Parent and the Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company. However, if the Purchaser does not acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Provided that the Purchaser has acquired and paid for the Shares tendered pursuant to the Offer and following the expiration of any subsequent offering period provided pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Parent and the Company have commenced a detailed integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Parent and the Company following the completion of the Merger. The integration planning process will include a detailed review of the Company, including its business, operations, properties, assets, products, management, personnel and systems. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Parent and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s Board of Directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business. Upon the consummation of the Offer and the Merger, Parent anticipates that it will integrate the Company’s business and operations into the Company’s business and operations and Parent will review the desirability of specific changes to the Company’s corporate structure or business at that time.

13.	The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on August 4, 2008. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than 10 business days after the execution of the Merger Agreement, provided that the Merger Agreement has not been terminated in accordance with its terms. However, if the Company is not prepared to file the Schedule 14D-9, Parent is not obligated to commence the Offer until the Company is prepared to make such filing.

Conditions to Obligations of the Purchaser. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”.

Schedule 14D-9. The Merger Agreement provides that the Company shall file the Schedule 14D-9 with the SEC concurrently with the filing by Parent and the Purchaser of the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, including all exhibits thereto, the “Schedule TO”). The Merger Agreement also provides that Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company’s stockholders together with the Offer Documents if so requested by the Company. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other legal requirements.

Top-Up Option Following Offer. The Company granted to Parent and the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only after consummation of the offer and only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase with a promissory note bearing simple interest at 3% per annum, at a price per share equal to the Offer Price, that number of newly-issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of exercise of the Top-Up Option, constitutes 91% of the number of the Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option; provided, however, that (x) the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares) and (y) that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.

Provided that no legal or regulatory requirement shall prohibit the granting or exercise of the Top-Up Option or the issuance of Shares pursuant to such exercise, the Top-Up Option may be exercised by Parent or the Purchaser, at any time at or after the Acceptance Time.

Merger. The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; the Merger; Plans for the Company.”

Conversion of Securities. At the Effective Time, each outstanding Share (other than Shares held by the Company or any wholly owned subsidiary of the Company (or held in the treasury of the Company) or held by Parent, the Purchaser, or any other wholly owned subsidiary of Parent, which shall all automatically cease to exist) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive cash in an amount equal to $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the surrender of the Certificate representing such Share.

Treatment of Company Options. Each outstanding option of the Company that was granted under a Company Option plan (a “Company Option”) and that is not then vested and exercisable, shall become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, shall be cancelled and extinguished and automatically converted into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Company Option multiplied by the difference between $2.60 and the exercise price per share of the cancelled Company Option, less applicable withholding taxes. Any Company Option with an exercise price that exceeds $2.60 shall be cancelled and extinguished without consideration.

Treatment of Employee Stock Purchase Plan. Pursuant to the terms of the Merger Agreement, the Company has agreed not to permit any new offering periods under the Company’s Employee Stock Purchase Plan to be initiated after August 1, 2008, to take such actions as permitted under such plan to cause accumulated payroll deductions to be used to purchase Shares and any open offering period to terminate immediately prior to the Acceptance Time and to cause such plan to terminate effective on the Acceptance Time.

Treatment of Warrants. Pursuant to the terms of the Merger Agreement, the Company has agreed to use all reasonable efforts to cause each outstanding warrant to purchase Shares (“Company Warrant”) that has an exercise price that is greater than the Offer Price to be terminated and cancelled prior to the Effective Time; provided, however, that the parties agree that, while the Offer is outstanding, the Company is not permitted to offer or make payments to warrantholders in exchange for the termination and cancellation of their Company Warrants. All of the outstanding Company Warrants have an exercise price above the Offer Price. Pursuant to the terms of the Merger Agreement, each unexercised Company Warrant outstanding immediately prior to the Effective Time shall, in accordance with and subject to its terms, cease to represent a right to acquire Shares and, as of and following the Effective Time no consideration shall be payable by Parent, Purchaser, the Company or the Surviving Corporation therefor.

Company Debentures. Pursuant to the terms of the Merger Agreement, at or prior to the Effective Time, all outstanding indebtedness for borrowed money of the Company shall be repaid in full or shall be converted into capital stock of the Company.

Conditions to Obligations to Effect the Merger. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(i)    if approval of the Merger by the Company’s stockholders is required by DGCL, the affirmative vote of the holders of a majority of the Shares outstanding on the record date for the meeting of stockholders of the Company shall have been obtained;

(ii)  the Purchaser (or Parent on the Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn; and

(iii) no governmental authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law, statute, rule or regulation that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (ii) issued or granted, or overtly threatened to issue or grant, any order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction; provided, however, that prior to invoking this provision, each party shall use commercially reasonable efforts to have such injunction lifted so long as such actions do not require more than de minimis costs and expenses and do not require either party to litigate against or otherwise contest any suit, litigation or other similar proceeding with any Person, including any governmental entity.

Board of Directors. Immediately following the Acceptance Time and from time to time thereafter, the Company will take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying (i) the total number of directors on the Company’s Board of Directors (after giving effect to any increase in the number of directors) by (ii) the percentage that the total number of Company Shares held by Parent and Acquisition Sub (after giving effect to the Company Shares purchased pursuant to the Offer), bears to the total number of the Company Shares then outstanding. The Company will, at the election of Parent, either seek and accept or otherwise secure the resignation of incumbent directors or increase the size of the Company’s Board of Directors (or both) to the extent necessary to permit Parent’s designees to be elected to the Company’s Board of Directors; provided, however, that prior to the Effective Time, the Company’s Board of Directors shall have at least two (2) continuing directors; and provided further, however, that notwithstanding the foregoing or anything to the contrary set forth herein, the Company may, but shall not be required to, take any reasonable action to replace any of the continuing directors (or otherwise appoint any person to serve as a “continuing director”) if no continuing directors remain on the Board of Directors of the Company. In the event that only one continuing director shall remain on the Board of Directors of the Company (whether as a result of the resignation of other continuing directors or for any other reason), the sole remaining continuing director shall be entitled to elect or designate another person to serve as a “continuing director,” and the Company shall take all action to cause any person so elected or designated to be appointed to the Board of Directors of the Company (any person so appointed to the Board of Directors of the Company being deemed to be a “continuing director” for all purposes).

From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Board of Directors of the Company on (i) each committee of the Board of Directors of the Company, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors of each subsidiary of the Company, in each case to the fullest extent permitted by all applicable legal requirements.

Following the election or appointment of Parent’s designees to the Board of Directors of the Company pursuant to the procedures describe above, and until the Effective Time, the approval of a majority of the continuing directors (or the sole continuing director if there shall be only one (1) continuing director) shall be required to authorize (i) any amendment to or termination of the Merger Agreement by the Company, (ii) any amendment to the Company’s organizational documents, (iii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iv) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement, or (v) any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement or the Merger. The authorization of any such matter by a majority of the continuing directors shall constitute the authorization of such matter by the Board of Directors of the Company, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter.

It is currently anticipated that Parent will designate Ahmad R. Chatila, Robert Dunnigan, Pashupathy Gopalan, Hugo De La Torre and Neil H. Weiss to serve as directors of the Company following consummation of the Offer. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties from Parent, the Purchaser and the Company.

Conduct of the Company’s Business Pending Merger. Except (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated or permitted by this Merger Agreement (or otherwise set forth in the Company’s disclosure schedule), or (iii) as may be required to comply with any legal requirement applicable to the Company and its subsidiaries or any contract existing as of the date of the Merger Agreement which has been disclosed to Parent, each of the Company and its Subsidiaries shall (i) carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable legal requirements, including by paying its debts and taxes in the ordinary course of business, in each case subject to good faith disputes over such debts or taxes, and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees, (C) preserve its assets and technology and (D) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

In addition, (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated or permitted by this Merger Agreement (or otherwise set forth in the Company’s disclosure schedule), or (iii) as may be required to comply with any legal requirement applicable to the Company and its subsidiaries or any contract existing as of the date of the Merger Agreement which has been disclosed to Parent, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the Acceptance Time or the date of termination of the Merger Agreement, the Company has agreed that it shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(i)    amend its certificate of incorporation or bylaws or comparable organizational documents;

(ii)   split, combine or reclassify any shares of its capital stock;

(iii)  other than cash dividends (which do not result in, or give rise to, a material tax liability to the Company or any of the Company’s subsidiaries) made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries, split, combine or reclassify any shares of capital stock of the Company or its subsidiaries, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the shares of the Company or any of its subsidiaries or make any distribution in respect of the Company capital stock or capital stock of its subsidiaries;

(iv)  form any subsidiary or acquire any equity interest in any other entity;

(v)   issue any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than (i) options (but not restricted Shares) to purchase with respect to not more than 25,000 Shares to any employee and not more than an aggregate of 100,000 Shares to all employees, with each grant at an exercise price equal to the fair market value of the common stock of the Company as of the date of grant, solely to employees of the Company hired after the date of the Merger Agreement in the ordinary course of business consistent in amounts with past practice and with terms and conditions consistent with the terms of the Company option plans (including with respect to vesting and acceleration), and (ii) Shares issuable upon exercise of Company options, Company warrants or debentures outstanding on, or, in the case of Company options, granted in accordance with the foregoing subsection (i) after, the date of the Merger Agreement;

(vi)    sell, transfer, lease or license to any third party, or materially encumber, any material assets of the Company or any of its subsidiaries other than transactions (i) involving the license (on a non-exclusive basis) or sale of Company Products (as defined below) in the ordinary course of business consistent with past practice, (ii) pursuant to written contracts or commitments existing as of the date of the Merger Agreement which are not material to the Company individually or in the aggregate, and (iii) related to additional borrowings under the Company’s line of credit with Wells Fargo Bank, N.A.;

(vii)   (i) sell, lease, license or transfer to any person or entity any rights to any Company IP (as defined below and except for non-exclusive grants in the ordinary course of business consistent with past practices), (ii) purchase or license any Intellectual Property Rights (as defined below) or enter into any contract or materially modify any existing contract with respect to the Intellectual Property Rights of any person or entity, (iii) enter into any contract or materially modify any existing contract with respect to the development of any Intellectual Property Rights with a third party, (iv) enter into or materially amend any contract pursuant to which any other party is granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any Company Products or technology of the Company or (v) reduce pricing or royalties charged by the Company to its customers or licensees, or materially modify the pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights to the Company or any of its subsidiaries;

(viii)  repurchase, redeem or otherwise acquire, directly or indirectly any Shares or Company warrants or amend any securities of the Company or its subsidiaries, except (i) tax withholding and exercise price settlement upon the exercise of Company options or the lapse of the risk of forfeiture under company restricted stock outstanding on the date of the Merger Agreement, or (ii) repurchases of Shares from employees or former employees of the Company or any of its subsidiaries pursuant to the exercise of repurchase rights pursuant to written contracts in effect on the date of the Merger Agreement;

(ix)    (i) incur or assume any long-term or short-term debt or issue any debt securities (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except with respect to obligations of direct or indirect subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other person except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries or (iv) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create any lien thereupon (other than Permitted Encumbrances (as defined below)), except in each case for (i) short-term borrowings incurred to fund operations of the business in the ordinary course of business consistent with past practice, and (ii) borrowings in amounts up to $1,000,000 pursuant to existing credit facilities, or pursuant to any modifications, renewals or replacements of any such credit facilities;

(x)     enter into, adopt or amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement trust, plan, fund, policy or other arrangement of the Company or any of its Subsidiaries related to the compensation, benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its subsidiaries or pay any bonus, remuneration, or benefit to any director, officer or employee not required by any plan or arrangement as in effect as of the Merger Agreement (except for (i) amendments determined by the Company in good faith to be required to comply with applicable legal requirements, and (ii) increases required pursuant to the labor agreements or any Company plan in effect as of the date of the Merger Agreement;

(xi)    materially amend or prematurely terminate any material contracts or waive, release or assign any material rights or claims under any material contracts or enter into any contract which would have been a material contract had such contract been entered into prior to the date of the Merger Agreement;

(xii)     change any of its methods of accounting or accounting practices in any material respect other than changes required under United States generally accepted accounting principles, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices;

(xiii)   revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business and consistent with past practice;

(xiv)    (i) make or change any material tax election, (ii) file any material income tax return or any amended tax return unless a copy of such amended tax return has been delivered to Parent for review and comment a reasonable time prior to filing, (iii) settle or compromise any material tax claim or assessment or (iv) adopt or change any tax accounting method;

(xv)     (i) acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein, or (ii) except for expenditures for wafers or for assembly or test services in the ordinary course of business consistent with past practices and only in amounts sufficient to support the ongoing business, make any capital expenditure that is not contemplated by the capital expenditure budget set forth in the Company’s disclosure schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any subsidiary of the Company (A) may make any Non-Budgeted Capital Expenditure that does not individually exceed $ $25,000 in amount, and (B) may make any Non-Budgeted Capital Expenditure that, when added to all other Non-Budgeted Capital Expenditures made by the Company and its subsidiaries since the date of the Merger Agreement, would not exceed $50,000 in the aggregate;

(xvi)    engage in any purchase or sale of any interest in real property, grant of any security interest in any real property, agreement to lease, sublease, license or otherwise occupy any real property, or any alteration, amendment, modification, violation or termination of any of the terms of any real property lease;

(xvii)  except for expenditures for wafers or for assembly or test services in the ordinary course of business consistent with past practices and only in amounts sufficient to support the ongoing business and except for expenditures for payroll, make any expenditure or enter into any commitment or transaction exceeding $25,000 individually or $50,000 in the aggregate;

(xviii) (i) settle or compromise any pending or threatened legal proceeding, other than settlements or compromises solely for cash and in an amount less than the greater of (A) $100,000 or (B) the amount of a contractual obligation to pay pursuant to a contract in existence as of the date of the Merger Agreement that is the subject of such pending or threatened legal proceeding, or (ii) initiate any legal proceeding;

(xix)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated hereby, including the Offer and the Merger);

(xx)     discontinue or materially modify any yield enhancement, cost reduction, and quality improvement activities, including but not limited to any ISO, military or environmental compliance standards that must be maintained in good standing;

(xxi)    approve any travel expenses other than expenses directly related to the Merger Agreement, customer support or expenses incurred in the ordinary course of business consistent with past practices;

(xxii)  accelerate by more than one calendar week from the requested customer ship date or otherwise materially modify product shipment or delivery schedules;

(xxiii) terminate any material ongoing communications, analysis or engineering efforts associated with quality control; and

(xxiv) enter into an agreement to take any of the actions described above.

Under the Merger Agreement, “Company IP” means (a) all Company Software (as defined below); and (b) all Intellectual Property Rights (as defined below) and Intellectual Property (as defined below) in which the Company or any of its subsidiaries has an ownership interest.

Under the Merger Agreement, “Company Product” means all products or services that have been or are produced, marketed, licensed, sold, imported, distributed, performed or otherwise made commercially available by or on behalf of the Company or any of its subsidiaries, and all products and services currently under development by the Company or any of its subsidiaries.

Under the Merger Agreement, “Company SEC Documents” means all registration statements, prospectuses, reports required by Section 13 or 15(d) of the Exchange Act and filings pursuant to Regulation D promulgated under the Securities Act (including, in each case, all exhibits and schedules thereto) required to be filed or furnished by the Company with the SEC since January 1, 2006 have been so filed or furnished, and the Company will file prior to the expiration date of the Offer all forms, reports and documents with the SEC after January 1, 2006 that are required to be filed or furnished by it prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished (as applicable) by the Company with the SEC on or prior to the expiration date of the Offer that are not required to be so filed or furnished.

Under the Merger Agreement, “Company Software” means any software, including software development tools and firmware and other software embedded in hardware devices, and all updates, upgrades, releases, enhancements and bug fixes, owned by the Company or any of its subsidiaries.

Under the Merger Agreement, “Intellectual Property” means algorithms, APIs, apparatus, databases, data collections, development and testing tools, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), mask works, methods, network configurations and architectures, processes, proprietary information, protocols, schematics, semiconductor or integrated circuit devices, semiconductor or integrated circuit cores or cells, semiconductor or integrated circuit design or manufacturing files or information (including RTL, GDS-II, OASIS, netlist, tapeout, simulation and other similar files or information), semiconductor or integrated circuit masks, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, test methodologies, user interfaces, URLs and Internet domain names, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Under the Merger Agreement, “Intellectual Property Rights” mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights, rights in Internet domain names and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.

Under the Merger Agreement, “Permitted Encumbrances” means (a) liens for taxes not yet due and payable, (b) liens relating to liabilities reflected in the financial statements (including any related notes) contained in the Company SEC Documents, (c) liens arising from or otherwise relating to transfer restrictions under the Securities Act and the securities laws of the various states of the United States or foreign jurisdictions, and (d) liens which would not materially detract from the value or materially interfere with the use of the assets subject thereto or affected thereby.

Nonsolicitation Obligation. Upon the execution and delivery of the Merger Agreement, the Company has agreed to immediately cease and cause to be terminated any existing negotiations with any third party relating to any Alternative Acquisition Proposal (as defined below). The Company has further agreed to promptly (and in any event within three (3) business days following the date of the Merger Agreement) request in writing that (i) each Person that entered into a confidentiality or other similar agreement with the Company or any of its subsidiaries since January 1, 2008 and (ii) each Person to which the Company or any of its subsidiaries furnished confidential information since January 1, 2008 under a confidentiality or other similar agreement existing as of such date, in each case in connection with a potential Alternative Acquisition Transaction, return or destroy (to the extent destruction of such information is permitted by such confidentiality agreement) all confidential information furnished to such Person by or behalf of the Company thereunder.

Under the Merger Agreement, “Person” means shall mean any individual or any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any governmental entity).

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company and its subsidiaries will not, and will use all reasonable efforts to cause (including directly instructing) any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained by any of them not to (and shall not authorize any of them to), directly or indirectly: (i) solicit, initiate or knowingly encourage, facilitate or induce the making, submission or announcement of any Alternative Acquisition Proposal or Acquisition Transaction (as defined below); (ii) engage in any negotiations with a third party concerning any Alternative Acquisition Proposal or Acquisition Transaction, (iii) furnish to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) any non-public information relating to the Company or any of its subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) in either case, in connection with any Alternative Acquisition Proposal or Acquisition Transaction, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to any Alternative Acquisition Proposal or Acquisition Transaction; (iv) approve, endorse or recommend any Alternative Acquisition Proposal or Acquisition Transaction; (v) execute or enter into any letter of intent, memorandum of understanding or contract (other than a confidentiality agreement) contemplating or otherwise relating to any Alternative Acquisition Proposal or Acquisition Transaction; or (vi) terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its subsidiaries and any Person (other than Parent). Notwithstanding anything to the contrary contained in the Merger Agreement, the Board of Directors of the Company may, directly or indirectly through advisors, agents or other intermediaries, subject to the Company’s compliance with the non-solicitation provisions of the Merger Agreement, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) an Alternative Acquisition Proposal in writing that the Board of Directors of the Company concludes in good faith (after consultation with Pagemill Partners or another reputable financial advisor and the Company’s outside legal counsel) constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), and/or (B) furnish to any Person that has made (and not withdrawn) an Alternative Acquisition Proposal in writing that the Board of Directors of the Company concludes in good faith (after consultation with Pagemill Partners or another financial advisor of nationally recognized standing and the Company’s outside legal counsel) constitutes or could reasonably be expected to lead to a Superior Proposal any non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement containing limitations on the use and disclosure of confidential information furnished to such third party by the Company that are no less favorable to the Company than the provisions of the letter agreement, dated February 4, 2008, between Parent and the Company, provided that (in the case of any action proposed to be taken pursuant to the foregoing clauses (A) or (B)), (1) neither the Company nor any of its subsidiaries shall have breached the non-solicitation provisions of the Merger Agreement, (2) the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such action is required in order to comply with its fiduciary duties to the Company’s stockholders under applicable legal requirements, (3) prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, the Company gives Parent written notice of the identity of such third party and of the Company’s intention to engage in negotiations with, or furnish confidential information to, such third party, and all of the material terms and conditions of such Alternative Acquisition Proposal (unless such Alternative Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person, and (4) prior to providing any such confidential information to such third party, the Company makes available such confidential information to Parent (to the extent such confidential information has not been previously made available by the Company to Parent).

In addition to the obligations of the Company set forth in the preceding paragraph, the Company shall promptly, and in all cases within twenty four (24) hours of its receipt, notify Parent orally and in writing (whether or not the Company is a party to or otherwise bound by a confidentiality or other similar agreement that purports to prohibit the Company from disclosing any of the following information) of the following: (i) any Alternative Acquisition Proposal; (ii) any request for information that the Company’s Board of Directors determines could reasonably be expected to lead to an Alternative Acquisition Proposal; or (iii) any inquiry with respect to, or which the Company’s Board of Directors determines could reasonably be expected to lead to, any Alternative Acquisition Proposal, the terms and conditions of such Alternative Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Acquisition Proposal, request or inquiry. The Company shall keep Parent informed, on a reasonably current basis, of the status and material details of any such Alternative Acquisition Proposal, request or inquiry, including material amendments or proposed amendments as to price, closing conditions and other material terms thereof.

In addition to the foregoing, the Company shall give Parent prior written notice of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to consider an Alternative Acquisition Proposal, an inquiry relating to a potential Alternative Acquisition Proposal, or a request to provide nonpublic information to any Person relating to a potential Alternative Acquisition Proposal, with Parent receiving a similar amount of notice of such meeting as is provided to members of the Board of Directors of the Company.

Change in Board Recommendation. Neither the Board of Directors of the Company nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent or Purchaser, or publicly announce its intent to withhold, withdraw, amend or modify in a manner adverse to Parent or Purchaser (the “Company Board Recommendation Change”), its unanimous recommendation in favor of the Offer and Merger; provided, however, that notwithstanding the foregoing, the Board of Directors of the Company may effect a Company Board Recommendation Change at any time prior to the Acceptance Time if and only if (i) the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel), that, the Board of Directors of the Company is required to effect a Company Board Recommendation Change in order to comply with its fiduciary duties to the Company Stockholders under the DGCL, and (ii) prior to effecting such Company Board Recommendation Change, the Board of Directors of the Company shall have given Parent at least five (5) business days notice that it intends to effect a Company Board Recommendation Change (which notice shall attach a copy of the most recent version of all contracts (if any) to which the Company is proposed to be a party relating to any Alternative Acquisition Proposal that has led such Company Board Recommendation Change) and the opportunity to meet with the Board of Directors of the Company, its financial advisor and its outside legal counsel, all with the purpose and intent of enabling Parent to propose in its discretion any modification of the terms and conditions of the Merger Agreement that Parent believes would persuade the Board of Directors of the Company not to effect such Company Board Recommendation Change.

Nothing in the Merger Agreement shall prohibit the Board of Directors of the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that the disclosure of any position contemplated by Rule 14e-2(a) or pursuant to Rule 14d-9(f) (other than a statement by the Board of Directors of the Company that it is currently unable to take a position with respect to an offer, and that the Board of Directors will take a position with respect to such offer at a future date) shall be deemed to be a Company Board Recommendation Change under the Merger Agreement unless such disclosure is accompanied by and includes an express reaffirmation of the Company Board Recommendation. In addition, it is understood and agreed that, for purposes of the Merger Agreement, a factually accurate public statement by the Company that solely describes the Company’s receipt of an Alternative Acquisition Proposal shall not (by itself) constitute a Company Board Recommendation Change if such public statement is accompanied by and includes an express reaffirmation of the Company Board Recommendation, and a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not (by itself) constitute a Company Board Recommendation Change.

Under the Merger Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase from the Company or any of its subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its subsidiaries; (ii) any merger, consolidation, business combination or other similar transaction involving the Company or any of its subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company or any of its subsidiaries (measured by the lesser of book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its subsidiaries; or (v) any combination of the foregoing.

Under the Merger Agreement, “Alternative Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Purchaser) relating to any Acquisition Transaction.

Under the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Alternative Acquisition Proposal involving the acquisition of all of the outstanding voting securities of the Company (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Alternative Acquisition Proposal without any conditions thereto) and (ii) with respect to which the Company Board shall have reasonably determined in good faith (after consultation with the Company’s financial advisor or other reputable financial advisor and the Company’s outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction) that (A) the acquiring party is capable of consummating the proposed Acquisition Transaction on the terms proposed within a reasonable time period and (B) that the proposed Acquisition Transaction would, if consummated in accordance with its terms within a reasonable time period, be more favorable to the holders of Company Shares (in their capacity as such), from a financial point of view, than the transactions contemplated by the Agreement, including the Offer and the Merger.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that during the period commencing at the Acceptance Time and ending on the sixth (6th) anniversary of the Effective Time, Parent will cause the Company and its subsidiaries, and the surviving corporation of the Merger and its Subsidiaries, to the fullest extent permitted under applicable law, to indemnify and hold harmless each present and former director or officer of the Company and each subsidiary of the Company (collectively, the “Covered Parties”) (and, in the event the Company and its subsidiaries or the surviving corporation of the Merger and its subsidiaries unable to so indemnify the Covered Parties, Parent guarantees to itself indemnify and hold harmless the Covered Parties) against all (or the applicable portion, if the Covered Party is entitled to a portion but not all) costs and expenses (including reasonable attorneys’ fees), judgments, fines, and settlement amounts paid in connection with any action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Effective Time (including the transactions contemplated by the Merger Agreement). The foregoing indemnification obligation includes, without limitation, claims for monetary damages against a Covered Party in respect of an alleged breach of fiduciary duties, to the fullest extent permitted under Section 102(b)(7) of the DGCL as in existence on the date of the Merger Agreement. In addition, the indemnification provided in the Merger Agreement will remain in full force and effect regardless of any investigation made by or on behalf of a Covered Party, or any officer, director, employee, agent or controlling person of a Covered Party. Without limiting the foregoing, in the event of any such action, suit, proceeding or investigation, (i) Parent, the Company, the surviving corporation of the Merger and their respective subsidiaries, as the case may be, shall be entitled to control the defense of such claim, action, suit, proceeding or investigation with counsel reasonably acceptable to the Covered Party, (ii) if Parent, the Company, the surviving corporation of the Merger or their respective subsidiaries, as the case may be (or counsel selected by the applicable insurer of any such party), does not elect to control the defense of such claim, action, suit, proceeding or investigation, the Covered Party shall be entitled to select counsel for the Covered Party, which counsel shall be reasonably satisfactory to Parent, and Parent (or, if applicable, the Company, the surviving corporation of the Merger or their respective subsidiaries) shall pay the fees and expenses of such counsel promptly after statements therefor are received (unless Parent, the Company, the surviving corporation of the Merger or their respective subsidiaries shall have elected to defend such action), (iii) the Covered Party shall cooperate in the defense of any such matter, and (iv) none of Parent, the Company, the surviving corporation of the Merger or any of their respective subsidiaries shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed).

During the period commencing at the Acceptance Time and ending on the sixth (6th) anniversary of the Effective Time, Parent will cause the Company and its subsidiaries, and the surviving corporation of the Merger and its subsidiaries, to fulfill and honor (and, in the event the Company and its subsidiaries or the surviving corporation of the Merger and its subsidiaries are unable to fully fulfill and honor, Parent hereby guarantees to itself fulfill and honor) in all respects the obligations of the Company and its subsidiaries pursuant to any indemnification provision and any exculpation provision set forth in the organizational documents of the Company or any of its subsidiaries as in effect on the date of the Merger Agreement. During such period, the organizational documents of the surviving corporation of the Merger shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s organizational documents on the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights of any indemnified party thereunder, provided that, such indemnification shall be subject to any limitation imposed from time to time under applicable legal requirements.

From the Acceptance Time through the sixth (6th) anniversary of the Effective Time, Parent shall cause to be maintained in effect, for the benefit of the Covered Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement or in lieu of the foregoing, the Company may obtain a prepaid tail policy (the “Tail Policy”) prior to the Acceptance Time, which policy provides the Covered Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time; provided, however, that if such Tail Policy or continued insurance coverage are not available at an annual premium not greater than 250% of the annual premium currently payable by the Company with respect to such current policy, then Parent or the surviving corporation shall be obligated to obtain a policy with the greatest coverage as can reasonably be obtained for a cost up to but not exceeding such amount.

These indemnification provisions shall survive the Acceptance Time and shall also survive consummation of the Merger and the Effective Time and such provisions are intended to benefit, and may be enforced by, Covered Parties and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and the surviving corporation. In the event of any merger, consolidation or other similar transaction involving Parent or the surviving corporation, or in the event of any sale by Parent or the surviving corporation of all or substantially all of its assets, Parent shall use reasonable best efforts to ensure that the successor remains responsible for the obligations of Parent and the surviving corporation under these indemnification provisions.

Employee Matters

Pursuant to the Merger Agreement, Parent agrees that all employees of the Company and its subsidiaries who continue employment with Parent, the surviving corporation of the Merger or any subsidiary of the surviving corporation of the Merger after the Effective Time (“Continuing Employees”) shall, following the Effective Time, be eligible to participate in Parent’s employee benefit plans (including equity plans, profit sharing plans, severance plans and health and welfare benefit plans) to substantially the same extent as similarly situated employees of Parent.

Parent is to ensure that, as of the Effective Time, each Continuing Employee receives credit (for purposes of eligibility to participate, vesting (other than with respect to stock options granted by Parent after the Effective Time), benefit accrual, and vacation entitlement) for service with the Company or its subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the extent similarly situated employees of Parent receive credit under the comparable employee benefit plans, programs and policies of Parent or the surviving corporation of the Merger, as applicable, in which such employees became participants. As of the Effective Time, Parent shall, or shall cause the surviving corporation of the Merger to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company plan as of the Effective Time. With respect to each health or welfare benefit plan maintained by Parent or the surviving corporation of the Merger for the benefit of Continuing Employees, Parent shall use its commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs. Parent shall take, or shall cause to be taken, all action necessary to amend its defined contribution plan if required or necessary to implement the direct transfer of the account balance of each Continuing Employee from the trustee of the Company’s defined contribution plan to the trustee for the Parent’s defined contribution plan as soon as administratively practicable following the Effective Time.

Nothing provided in the previous two paragraphs shall alter the at-will status of the Company’s and its subsidiaries’ U.S.-based employees

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time, provided that the party desiring to terminate the Merger Agreement (other than pursuant to paragraph (a) below) gives notice of such termination to the other party or parties to the Merger Agreement:

(a) by mutual written agreement of the Company and Parent;

(b) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms hereof without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer on or before November 8, 2008 (the “Termination Date”), and (ii) that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party hereto whose action or failure to fulfill any obligation under the Merger Agreement (or in the case of Parent, including any such action of failure on the part of Purchaser) has been the principal cause of or resulted (A) in any of the conditions to the Offer set forth in Annex I to the Merger Agreement hereto having failed to be satisfied on or before the Termination Date (as it may be extended pursuant hereto), or (B) in the failure of the Acceptance Time to occur prior to the Termination Date, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(c) by either Parent or the Company if any governmental entity of competent jurisdiction shall have issued or granted any order that is in effect and has the effect of making any of the transactions contemplated hereby (including the Offer and the Merger) illegal in any jurisdiction, or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in any jurisdiction, and such order has become final and non-appealable, and the violation of such order that would occur if Company Shares were accepted for payment pursuant to the Offer or if the Merger were consummated would, in the reasonable determination of Parent, be material; or

(d) by either Parent or the Company, if the Offer (as it may have been extended pursuant to the terms of the Merger Agreement) shall have expired or been terminated in accordance with the terms hereof without Purchasers (or Parent on Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to the termination provisions of the Merger Agreement shall not be available to any party hereto whose action or failure to fulfill any obligation under the Merger Agreement (or in the case of Parent, including any such action or failure on the part of Purchaser) has been the principal cause of or resulted (i) in any of the conditions to the Offer set forth in Annex I to the Merger Agreement having failed to be satisfied or (ii) in the expiration or termination of the Offer in accordance with the terms hereof without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(e) by the Company in the event (A) of a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement or (B) that any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case so as to prevent Parent and Purchaser from consummating the Offer in accordance with the terms hereof; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Purchaser or such inaccuracies in the representations and warranties of Parent or Purchaser are curable by Parent or Purchaser through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate the Merger Agreement pursuant to the termination provisions of this paragraph until the earlier to occur of (1) twenty (20) calendar days after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, (2) two (2) calendar days prior to the initial expiration of the Offer or (3) Parent or Purchaser ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate the Merger Agreement pursuant to the termination provisions of the Merger Agreement if such breach or inaccuracy by Parent or Purchaser is cured in all material respects within such twenty (20) calendar day period); or

(f) by Parent:

(i)  in the event (A) of a breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement or (B) that any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Offer set forth in Annex I to the Merger Agreement, respectively, would not be satisfied; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate the Merger Agreement pursuant to the termination provisions of this paragraph until the earlier to occur of (1) twenty (20) calendar days period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, (2) two (2) calendar days prior to the initial expiration of the Offer or (3) the Company ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate the Merger Agreement pursuant to the termination provisions of this paragraph if such breach or inaccuracy by the Company is cured in all material respects within such twenty (20) calendar day period); or

(ii) in the event that (A) the Company shall have breached the non-solicitation or board recommendation change provisions of the Merger Agreement in any material respect (without regard to whether such breach results in an Alternative Acquisition Proposal), (B) the Board of Directors of the Company or any committee thereof shall have for any reason effected a Company Board Recommendation Change, whether pursuant to or in breach of the Merger Agreement; (C) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include a description of the Company Board Recommendation in the Offer Documents; (D) the Board of Directors of the Company or any committee thereof shall have for any reason approved, or recommended that the Company’s stockholders approve, any Alternative Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (E) the Company shall have entered into a letter of intent, memorandum of understanding or contract (other than a confidentiality agreement contemplated by the Merger Agreement) accepting any Alternative Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); or (F) an Alternative Acquisition Proposal (whether or not a Superior Proposal) shall have been made by a Person unaffiliated with Parent and, within ten (10) business days after notice of such Alternative Acquisition Proposal is first published, sent or given to the Company’s stockholders, the Company shall not have sent to the Company’s stockholders, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the Company Board Recommendation and unconditionally recommending that the stockholders of the Company reject such Alternative Acquisition Proposal and (if such Alternative Acquisition Proposal is structured as a tender or exchange offer) not tender any Shares into such tender or exchange offer.

Notwithstanding the consummation of the Offer or the prior adoption of the Merger Agreement by the Company’s stockholders in accordance with the DGCL, the Merger Agreement may be terminated by Parent and the Merger may be abandoned by Parent, at any time from and after the Acceptance Time but prior to the Effective Time, if any governmental entity of competent jurisdiction shall have issued or granted any order that is in effect and has the effect of making the Merger illegal in any jurisdiction, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, and such order has become final and non-appealable.

Notwithstanding the consummation of the Offer or the prior adoption of the Merger Agreement by the stockholders of the Company in accordance with the DGCL, the Merger Agreement may be terminated by Parent and the Merger may be abandoned by Parent, at any time from and after the Acceptance Time but prior to the Effective Time, if after the Acceptance Time any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law, statute, rule or regulation that is in effect and has the effect of making the consummation of the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

Any proper termination of the Merger Agreement pursuant to the provisions of the Merger Agreement, the termination shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In such event of the termination, the Merger Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable,; provided, however, that Section 7.3 (Effect of Termination), Section 7.4 (Fees and Expenses) and Section 8 (Miscellaneous Provisions) shall survive the termination of the Merger Agreement and shall remain in full force and effect, and (b) the termination of the Merger Agreement shall not relieve any party from any liability for any willful breach of, or fraud in connection with, the Merger Agreement. In addition to the foregoing, no termination of the Merger Agreement shall affect the rights and obligations of the parties hereto set forth in the letter agreement, dated February 4, 2008, between Parent and the Company, all of which rights and obligations shall survive any termination of the Merger Agreement.

Expenses; Termination Fee. Except as set forth in the next two paragraphs, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

The Company shall pay to Parent a fee equal to One Million Seven Hundred and Fifty Thousand Dollars ($1,750,000) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after demand by Parent, in the event that (A) the Merger Agreement is validly terminated pursuant to paragraphs (b) or (d) of subsection “Termination” above, or (B) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement, an Alternative Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, and (C) within twelve (12) months following the termination of the Merger Agreement, either an Acquisition Transaction (whether or not resulting from the Alternative Acquisition Proposal referenced in the preceding clause (B) and whether or not with the same counter-party or parties that made the Alternative Acquisition Proposal referenced in the preceding clause (B)) is consummated or the Company enters into a letter of intent, memorandum of understanding or contract providing for an Acquisition Transaction (whether or not resulting from the Alternative Acquisition Proposal referenced in the preceding clause (B) and whether or not with the same counter-party or parties that made the Alternative Acquisition Proposal referenced in the preceding clause (B)).

In the event that the Merger Agreement is validly terminated pursuant to paragraph (f)(i) or (f)(ii) of subsection “Termination” above, within one business day after demand by Parent, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

Transaction Support Agreements

In order to induce Parent and Purchaser to enter into the Merger Agreement, certain directors, executive officers and stockholders of the Company entered into transaction support agreements with Parent and Purchaser (the “Transaction Support Agreements”) concurrent with the execution and delivery of the Merger Agreement. There are 2,452,427 outstanding Shares held by these directors, officers and stockholders, which represent, in the aggregate, approximately 14.79% of the Shares outstanding on the date of the Merger Agreement (excluding Shares issuable upon exercise of warrants, options or other convertible securities). In addition, there are an aggregate of 2,111,542 Shares issuable to these directors, officers and stockholders pursuant to options and debentures, 966,045 of which have exercise or conversion prices that are less than $2.60 per Share. Subject to the terms and conditions of the Transaction Support Agreements, such stockholders agreed, among other things, to tender their Shares in the Offer no later than five business days prior to the initial expiration date of the Offer and, if required, to vote their Shares in favor of adoption of the Merger Agreement. This summary is qualified in its entirety by reference to the Form of Transaction Support Agreement, which is filed as Exhibit 10.1 to the Form 8-K filed by Parent on August 4, 2008 and is incorporated by reference herein.

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding options, warrants, debentures and/or other rights to purchase or otherwise acquire Shares
Brian Alleman	51,310	216,447
Harold Blomquist	74,707	506,926
Ronald Sartore	28,021	164,917
Alfred Stein	54,110	62,513
Renaissance Capital Growth & Income Fund III, Inc.	731,672	387,669
Global Special Opportunities Trust PLC (US Special Opportunities Trust PLC)	26,209	376,660
Renaissance US Growth Investment Trust PLC	1,334,815	377,423
Premier RENN US Emerging Growth Fund Ltd.	151,583	18,987

Confidentiality Agreement

Parent and the Company entered into letter agreement, dated February 4, 2008, in connection with both parties’ evaluation of the potential business relationship that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Parent and the Company agreed not to disclose or reveal any non-public information received from the other party to any person other than each respective parties’ representatives who are participating in the evaluation of the proposed transaction. Parent and the Company also agreed that the non-public information furnished pursuant to the confidentiality agreement would be used solely for the purpose of evaluating the proposed transaction or the consummation of the proposed transaction in a manner that the disclosing party has approved or as may be permitted in connection with other confidentiality or non-disclosure agreements between the parties. The confidentiality agreement provides that either party shall be free to use for any purpose any residuals resulting from access to or work with such non-public information, provided that such party shall maintain the confidentiality of the non-public information as provided in the confidentiality agreement. For purposes of the confidentiality agreement, “residuals” means information in non-tangible form which may be retained by persons who have had access to non-public information, including ideas, concepts, know-how or techniques contained therein. If requested in writing, both parties are required to return or destroy the written non-public information furnished pursuant to the confidentiality agreement. This summary is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

14.	Dividends and Distributions.

As discussed in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, pursuant to the Merger Agreement, without the prior written consent of Parent, the Company has agreed not to split, combine or reclassify any shares of capital stock of the Company or its subsidiaries, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the shares of the Company or any of its subsidiaries or make any distribution in respect of the Company capital stock or capital stock of its subsidiaries, other than cash dividends (which do not result in, or give rise to, a material tax liability to the Company or any of the Company’s subsidiaries) made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries.

15.	Conditions to the Purchaser’s Obligations.

The Purchaser shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares, unless prior to the scheduled expiration of the Offer:

(1) there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares of the Company, that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares of the Company with exercise prices less than the per share offer price for the Shares in the Offer that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options of the Company satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than options of the Company) with exercise or conversion prices less than the per share offer price for the Shares in the Offer that are held by persons other than Parent or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer;

(2) any clearances, consents, approvals, orders and authorizations of any governmental entity or that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (as defined below) shall have been obtained or received, in any such case on terms that do not involve an Adverse Regulatory Condition (as defined below); and

(3) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to the effect that none of the matters in the paragraphs (4)(a)(i)-(iii) or (4)(c) below shall have occurred.

Furthermore, Purchaser shall not be required to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer and before acceptance of such Company Shares for payment, any of the following circumstances exists:

(4)(a)(i)    any of the representations and warranties of the Company set forth in the Merger Agreement (other than those related to capitalization, organization and good standing, subsidiaries, authority, state anti-takeover statutes, the opinion of financial advisor and brokers set forth in the Merger Agreement) (disregarding all “Company Material Adverse Effect” (as defined below) and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) the representation and warranty set forth in Section 3.5(a) of the Merger Agreement shall not be disregarded pursuant to the terms of this clause (a)(i)) shall not have been true and correct in all respects as of the date of the Merger Agreement or shall not be true and correct in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date (or with respect to any representations and warranties that expressly address matters only as of particular date, shall not have been true and correct in all respects as of such particular date), except in each case for any failure to be so true and correct which has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii)    any of the representations and warranties of the Company regarding organization and good standing, subsidiaries, authority, state anti-takeover statutes, opinion of financial advisor and brokers that (x) are qualified by “Company Material Adverse Effect” or materiality qualifications or other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall not have been true and correct in all respects as of the date of the Merger Agreement or shall not be true and correct in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date (or with respect to any representations and warranties that expressly address matters only as of particular date, if any such representations and warranties shall not have been true and correct in all respects as of such particular date), and (y) are not so qualified shall not have been true and correct in all material respects as of the date of the Merger Agreement or shall not be true and correct in all material respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date (or with respect to any representations and warranties that expressly address matters only as of particular date, if any such representations and warranties shall not have been true and correct in all material respects as of such particular date);

(iii)   the representations and warranties of the Company regarding capitalization set forth in the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement other than in any de minimis respect, except in each case for any failure to be so true and correct that would not result in damages to Parent (including as a result of the payment of additional consideration in the Offer or the assumption of Company options or other capital stock of the Company in connection with the Offer or the Merger) that exceed two and one-half percent (2.5%) of the aggregate purchase price payable in the Offer (calculated based upon the representations and warranties of the Company regarding capitalization set forth in the Merger Agreement);

provided, however that for purposes of determining the accuracy of the representations and warranties of the Company set forth in the Merger Agreement for purposes of this clause (a), (x) any update of or modification to the Company’s disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded, and (y) any changes specifically contemplated by the Merger Agreement shall be disregarded;

(b) the Company shall have failed to perform in any material respect any of its obligations under the Merger Agreement required to be performed prior to the Acceptance Time or to comply in any material respect with any covenant or other agreement of the Company to be performed or complied with by it under the Merger Agreement;

(c) any event shall have occurred since the date of the Merger Agreement that shall have had, and shall continue to have, a Company Material Adverse Effect;

(d) there shall be pending or overtly threatened any suit, action or proceeding by any governmental entity against Parent, Purchaser, the Company or any of their respective affiliates relating to the Merger Agreement or the transactions contemplated thereby (including the Offer and the Merger):

(i)    seeking to enjoin the acquisition by Purchaser (or Parent on Purchaser’s behalf) of any Shares pursuant to the Offer or, seeking to restrain, prohibit or impose material limitations on the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Transaction Support Agreements (including the voting provisions thereunder);

(ii)   seeking to prohibit or impose any limitations on the ownership or operation by Parent, Purchaser (or any of its subsidiaries) of all or any portion of businesses or assets of Parent, Purchaser, the Company or any of their respective affiliates, or to compel Parent or Purchaser to dispose of or hold separate any portion of the businesses or assets of Parent, the surviving corporation or any of their respective affiliates, in the case of each of clauses (4)(d)(i) and (4)(d)(ii), inclusive, in a manner that (x) would be reasonably expected to have a material adverse effect on the Company and its subsidiaries taken as a whole, (y) would be reasonably expected to have a material adverse effect on the Company, Parent and their respective subsidiaries, taken as a whole, or (z) would be reasonably expected to materially and adversely affect the benefits to be derived from the Offer and the Merger;

(iii)  seeking to impose material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; or

(the matters referred to in clauses (4)(d)(ii) and (4)(d)(iii) above being referred to as “Adverse Regulatory Conditions”);

(e) any governmental entity of competent jurisdiction shall have:

(i)    enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any law, statute, rule or regulation that is in effect and has the effect of making the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in any jurisdiction and the violation of such law, statute, rule or regulation that would occur if the Shares were accepted for payment or if the Merger were consummated would, in the reasonable determination of Parent, be material; or

(ii)   issued or granted, or overtly threatened to issue or grant, any judgment, order or injunction (whether temporary, preliminary or permanent) that is in effect and has (or if issued or granted would have) the effect of making any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal in any jurisdiction or which has (or if issued or granted would have) the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in any jurisdiction and the violation of such judgment, order or injunction that would occur if the Shares were accepted for payment or if the Merger were consummated would, in the reasonable determination of Parent material; or

(f) the Merger Agreement shall have been terminated in accordance with the termination provisions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Under the Merger Agreement, “Company Material Adverse Effect” means any fact, event, circumstance, change or effect (each, an “Effect”) that, individually or when taken together with all other such Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to (x) have a material adverse effect on the business, operations, properties, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following Effects shall be deemed either alone or in combination to be or constitute a Company Material Adverse Effect, and none of the following Effects (by itself or when aggregated with any one or more of the other such Effects) shall be taken into account when determining whether there has been, may, or would be a Company Material Adverse Effect (A) any changes that result directly or indirectly from general economic, business, financial or market conditions, to the extent that such changes do not have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole; (B) any changes arising out of general market, economic or political conditions in the industries or industry sectors in which the Company or any of its subsidiaries operates, to the extent that such changes do not have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole; (C) any adverse Effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, to the extent that such changes do not have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole; (D) any change that results solely from the announcement or pendency of the Merger Agreement, the Offer or the Merger; (E) the failure of the Company to meet internal or analysts’ expectations or projections; provided, however, that the underlying causes of such failure (and the fact, event, circumstance, change or effect giving rise to or contributing to such underlying causes) may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur; (F) any change as a result of any action taken by the Company or any of its subsidiaries with Parent’s consent or compliance by the Company with the terms of, or the taking of any action required by, the Merger Agreement; (G) a decline in the Company’s stock price, in and of itself; provided, however, that the underlying causes of such decline (and the fact, event, circumstance, change or effect giving rise to or contributing to such underlying causes) may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur; (H) any changes after the date of the Merger Agreement in legal requirements or United States generally accepted accounting principles, to the extent that such changes do not have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole and (I) any adverse Effect that results solely from actions by the Company taken with the prior written consent of the Parent or otherwise expressly required pursuant to the Merger Agreement; or (y) materially impede the authority of the Company and its subsidiaries to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof and applicable legal requirements.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, the Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. However, the Purchaser and Parent, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but the Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Purchaser’s right to decline to purchase Shares if any of the offer conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters.

United States. The Hart-Scott-Rodino Act (the “HSR Act”) generally provides that the acquisition of shares by an acquiror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. Upon an analysis of the terms of the proposed transaction and a review of the rules promulgated by the FTC under the HSR Act, the Purchaser and the Company are not required to make a filing of a Notification and Report Form with the Division and the FTC.

Germany. The German Act against Restraints of Competition (“ARC”) requires Parent and the Company to file a notification with the German Federal Cartel Office (“FCO”) and provides that the acquisition of Shares in the Offer shall not occur until the one month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. Parent expects to file a notification with the FCO prior to or during the week of August 18, 2008 on behalf of itself and the Company. The FCO may request additional information anytime within the waiting period. Therefore, the one month waiting period under the ARC is expected to expire around the week of September 15, 2008 (assuming the FCO will regards the filing as complete) unless terminated earlier.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Parent currently intends to and will cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the

Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”.

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Offer Price.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.	Fees and Expenses.

Except as set forth below, neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The Purchaser has retained Georgeson as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary also will be indemnified by the Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Purchaser.

The Purchaser has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 of this Offer to Purchase entitled “Certain Information Concerning the Company”.

Copper Acquisition Corporation

August 15, 2008

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below as of August 15, 2008. The business address of each director and officer is in care of Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser.

None of the directors and officers of the Purchaser listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States except Brad W. Buss, who is a citizen of Canada.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Neil H. Weiss	57

Neil H. Weiss joined Parent in 2007 as Senior Vice President and Treasurer. He is responsible for the worldwide treasury and tax functions of Cypress including credit and collection, stock administration, investor relations and real estate transactions. Prior to joining Cypress, Mr. Weiss served as Treasurer for Borland International, Director of Tax at National Semiconductor Corporation, and as a Tax Manager for PricewaterhouseCoopers. Mr. Weiss is the President and Chief Executive Officer of Purchaser and is also the sole director.

Brad W. Buss	46	Brad W. Buss joined Parent in 2005 as Executive Vice President, Finance and Administration and Chief Financial Officer. Prior to joining Parent, Mr. Buss served as Vice President of Finance at Altera Corporation. Mr. Buss spent seven years as a Finance Executive with Wyle Electronics, culminating as Chief Financial Officer and Secretary of the Atlas Services division. Mr. Buss was also a member of Cisco Systems’ worldwide sales finance team. In addition, Mr. Buss served as Senior Vice President of Finance and Chief Financial Officer and Secretary at Zaffire. Mr. Buss currently serves as the Secretary to the board of directors of Parent and CafePress.com, a privately held company. Mr. Buss is the Treasurer and Vice President of Purchaser.

Victoria Tidwell	34	Victoria Tidwell joined Parent in 2004 as the Vice President of Legal Affairs, where she is responsible for managing Parent’s legal and regulatory matters. Prior to joining Parent, Ms. Tidwell practiced as an attorney with Clifford Chance US LLP, and Brobeck, Phleger & Harrison, where she specialized in securities and mergers and acquisitions. Ms. Tidwell is the Secretary and Vice President of Purchaser.

DIRECTORS AND EXECUTIVE OFFICERS OF CYPRESS SEMICONDUCTOR CORPORATION

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Cypress Semiconductor Corporation are set forth below. The business address of each director and executive officer is Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Parent.

None of the directors and executive officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States, except Brad W. Buss, who is a citizen of Canada.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
DIRECTORS

T.J. Rodgers	60	T.J. Rodgers is a co-founder of Parent and has been Parent’s president and chief executive officer and a member of the board of directors of Parent since 1982. Mr. Rodgers also serves as a director of Bloom Energy (formerly Ion America) and SunPower Corporation. Mr. Rodgers is also a member of the board of trustees at Dartmouth College.

W. Steve Albrecht	61	W. Steve Albrecht is the Associate Dean and Andersen Alumni Professor of Accounting at the Marriott School of Management at Brigham Young University (“BYU”). Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Prior to BYU, he worked as an accountant for Deloitte & Touche. Mr. Albrecht is the past president of the American Accounting Association and the Association of Certified Fraud Examiners. He currently serves on the board of directors of Red Hat, SkyWest Airlines, and SunPower Corporation. He is currently a trustee of the Financial Accounting Foundation that provides oversight to Financial Accounting Standards Board (“FASB”) and Governmental Accounting Standards Board (“GASB”).

Eric A. Benhamou	52	Eric A. Benhamou is the chairman of the board of directors of Parent and the chairman of the board of directors of 3Com Corporation. He served as chief executive officer of Palm, Inc. from October 2001 until October 2003 and chairman until October 2007, and was chief executive officer of 3Com from 1990 until the end of 2000. Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was vice president of engineering until its merger with 3Com in 1987. He is also a member of the board of directors of RealNetworks, Inc., Silicon Valley Bank, and Voltaire, Inc. He serves on the executive committee of TechNet and the Computer Science and Technology Board (“CSTB”). He is the chief executive officer of Benhamou Global Ventures, an investment firm he established.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Lloyd Carney	46	Lloyd Carney is the chief executive officer of Xsigo Systems, a venture funded IO Virtualization Platform. Prior to joining Xsigo, he was the general manager of IBM’s NetCool Division. Prior to his employment at IBM, he was the chairman and chief executive officer of Micromuse, before it was acquired by IBM in 2006. Prior to Micromuse, Mr. Carney was the chief operations officer and executive vice president at Juniper Networks where he oversaw the engineering, product management and manufacturing divisions. Prior to joining Juniper Networks, Mr. Carney was the president of the Core IP Division, the Wireless Internet Division and the Enterprise Data Division at Nortel Networks.

James R. Long	65	James R. Long has been an independent business consultant since 1999. He retired in 1999 as executive vice president of Nortel Networks Corporation and president of Nortel Enterprise Solutions. Between 1991 and 1999, Mr. Long was the president of various business units at Nortel Networks, including Asia Pacific, Nortel World Trade, and the Enterprise Solutions group. Prior to joining Nortel, Mr. Long held a variety of senior executive positions with IBM Corporation and Rolm Company, an IBM and Siemens joint venture. He currently serves on the board of directors of 3Com Corporation and the Polynesian Cultural Center.

J. Daniel McCranie	64	J. Daniel McCranie currently serves as chairman of the board of directors of ON Semiconductor and Virage Logic. He is also a member of the board of directors of Actel Corporation. Mr. McCranie served as Parent’s executive vice president of sales and marketing from 1993-2001. Prior to his initial tenure with Parent, Mr. McCranie was the chairman of the board, president and chief executive officer of SEEQ Technology, and held positions of increasing responsibility in management, engineering, and sales and marketing at Harris Corporation, Advanced Micro Devices, American Microsystems and Philips Corporation

Evert van de Ven	58	Evert van de Ven has more than thirty (30) years of experience in the semiconductor industry, including engineering and advisory positions at Philips Semiconductor, Matsushita Electronics Corporation and Applied Materials. Mr. van de Ven retired as executive vice president and chief technology officer of Novellus Systems in 1995. Mr. van de Ven previously served on the board of directors at Matrix Integrated Systems.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
EXECUTIVE OFFICERS

T.J. Rodgers	60	Same as above.

Brad W. Buss	46	Brad W. Buss joined Parent in 2005 as Executive Vice President, Finance and Administration and Chief Financial Officer. Prior to joining Parent, Mr. Buss served as Vice President of Finance at Altera Corporation. Mr. Buss spent seven years as a finance executive with Wyle Electronics, culminating as Chief Financial Officer and Secretary of the Atlas Services division. Mr. Buss was also a member of Cisco Systems’ worldwide sales finance team. In addition, Mr. Buss served as Senior Vice President of Finance and Chief Financial Officer and Secretary at Zaffire. Mr. Buss currently serves as the secretary to the board of directors of Parent and CafePress.com, a privately held company.

Ahmad R. Chatila	41	Ahmad R. Chatila was appointed Executive Vice President, Memory and Imaging Division, in 2005, and assumed responsibility for Parent’s back-end manufacturing operations in 2007. Prior to his current position, Mr. Chatila served as Managing Director of the low power memory business unit in the Memory and Imaging Division of Parent. Mr. Chatila has been with Parent since 1991, and has held a number of management roles in wafer technology development, manufacturing and sales.

Sabbas A. Daniel	45	Sabbas A. Daniel was appointed Executive Vice President, Quality, in 2006. Prior to his current position, Mr. Daniel has held various management positions responsible for Parent’s reliability and field quality organizations. Mr. Daniel joined Parent in 1998.

Paul D. Keswick	50	Paul D. Keswick is Executive Vice President, New Product Development, since 1996. Prior to his current position, Mr. Keswick has held various management positions, including Vice President and General Manager for various business divisions. Mr. Keswick has been with Parent since 1986.

Dinesh Ramanathan	39	Dinesh Ramanathan was named Executive Vice President, Data Communications Division, in 2005. Prior to his current appointment, Mr. Ramanathan was a Business Unit Director for the specialty memory and communications business units. Prior to joining Parent in 2004, Mr. Ramanathan held senior marketing and engineering positions at Raza Microelectronics, Raza Foundries and Forte Design Systems.

Christopher A. Seams	45	Christopher A. Seams was named Executive Vice President, Sales and Marketing, in 2005. Prior to his current appointment, Mr. Seams was Executive Vice President, Manufacturing and Research and Development of Parent. Mr. Seams joined Parent in 1990 and has held a variety of positions in technical and operational management in manufacturing, development and foundry.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Shahin Sharifzadeh	43	Shahin Sharifzadeh was named Executive Vice President, Manufacturing and Operations of Parent, in 2005. Mr. Sharifzadeh directs Parent’s process technology research and development and manufacturing operations worldwide. Prior to his current position, Mr. Sharifzadeh served as Vice President, Research and Development, where he was responsible for all aspects of technology development. Mr. Sharifzadeh joined Parent in 1989.

Norman P. Taffe	41	Norman P. Taffe was named Executive Vice President, Consumer and Computation Division, in 2005. Prior to his current position, Mr. Taffe has held numerous positions, including Marketing Director of the programmable logic and interface products divisions, Managing Director of our mergers and acquisitions and venture funds, Managing Director of the wireless business unit and most recently, Vice President of the Personal Communications Division. Mr. Taffe joined Parent in 1989.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company, N.A. Attention: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. Attention: Corporate Actions Voluntary Offer 250 Royall Street Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street – 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Stockholders Call Toll Free: (800) 368-7305